Management’s Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2023
February 21, 2024

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") (the “2023 Annual Financial Statements”), and the related notes contained therein. Pan American’s material accounting policy information is set out in Note 3 of the 2023 Annual Financial Statements. All amounts in this MD&A, and the 2023 Annual Financial Statements, are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-IFRS (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings (loss)” and “basic adjusted earnings (loss) per share”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings (loss)” and “basic adjusted earnings (loss) per share”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the 2023 Annual Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities is available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

CORE BUSINESS AND STRATEGY
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early-stage projects through construction and into operation.

YAMANA ACQUISITION AND STRATEGIC DISPOSITIONS
On March 31, 2023, the Company completed the acquisition (the "Yamana Acquisition") of 100% of the issued and outstanding shares of Yamana Gold Inc. ("Yamana"), following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited. As consideration for the Yamana Acquisition, Pan American issued 153.8 million common shares of Pan American with a value of approximately $2.8 billion, to the former shareholders of Yamana. The Company began consolidating the operating results, cash flows and net assets of Yamana from March 31, 2023 onwards.
The Company sought to increase production of silver and gold, expand its mineral reserves, mine life and growth opportunities through the acquisition of Yamana's diverse portfolio of mines and projects, including the following principal mines: Jacobina in Brazil, El Peñon and Minera Florida in Chile, Cerro Moro in Argentina, (together the "Acquired Mines"); as well as a 56.25% interest in the MARA development project in Argentina ("MARA").
The Company reported its initial accounting for the Yamana Acquisition during the first quarter of 2023 and had a period of up to one year from the acquisition date to adjust any provisional amounts recognized and to recognize new assets and liabilities as a result of new information obtained that existed at the acquisition date. As a result, the Company recorded adjustments, most significantly to the acquired deferred tax liabilities and mineral property through the process of finalizing the purchase allocation. All measurements impacted by the adjustments have been reflected retrospectively to the acquisition date.
During 2023, the Company completed the divestment of its 56.25% interest in MARA, its 92.3% interest in the Morococha mine in Peru and its 57.74% interest in Agua de la Falda S.A. (“ADLF”) on September 20, September 22, and November 6, 2023, respectively.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Under the terms of the agreement for the MARA sale, Glencore International AG (“Glencore”) paid $475 million in cash and granted to Pan American a life-of-mine copper net smelter return royalty of 0.75% on the property with the right for Pan American to freely transfer the royalty. Glencore assumed 100% ownership of MARA following completion of the transaction.
Under the terms of the agreement regarding the sale of the Morococha mine, Alpayana S.A. paid $28.6 million in cash, inclusive of a $5.0 million deposit paid in Q2 2023 and final working capital adjustments, for the Company's 92.3% interest in Compañia Minera Argentum S.A., Pan American’s Peruvian subsidiary that owned the Morococha mine.
Under the terms of the agreement for the ADLF sale, a subsidiary of Rio Tinto Limited paid $45.55 million in cash upon closing and granted to Pan American’s subsidiary a net smelter return royalty of 1.25% on all precious metals and a net smelter return royalty of 0.2% on all base metals production from certain mineral concessions of ADLF, applied on a pro rata basis in accordance with the ownership interest acquired in such concessions.
The sale of these non-core assets is aligned with Pan American’s stated aim of optimizing its portfolio following the Yamana Acquisition. The transactions allow Pan American to reduce its annual project capital, reclamation and care and maintenance costs. The financial impacts of the dispositions are further described in Note 9 of the 2023 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS
Silver production of 20.44 million ounces
Consolidated silver production for 2023 was 20.44 million ounces, 1.98 million ounces higher than the 18.45 million ounces produced in 2022. 2023 production reflected the contribution of 6.74 million ounces from the Acquired Mines.
Gold production of 882.9 thousand ounces
Consolidated gold production for 2023 was 882.9 thousand ounces, 330.4 thousand ounces higher than the 552.5 thousand ounces produced in 2022. Gold production for 2023 was a Company record, reflecting the contribution from the Acquired Mines.
Cash Costs(1) and All-In Sustaining Costs (“AISC”)(1)
Silver Segment Cash Costs per ounce in 2023 were $13.07, $0.35 higher than in 2022. Gold Segment Cash Costs per ounce in 2023 were $1,113, comparable with Cash Costs in 2022.
Silver Segment AISC for 2023 of $18.17 per ounce were $1.69 per ounce higher than in 2022. Gold Segment AISC for 2023 of $1,371 per ounce were $277 per ounce lower than in 2022.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in 2023 of $2.3 billion was 55% higher than in 2022, largely as a result of the Yamana Acquisition.
Net loss of $104.9 million, or $0.32 basic loss per share, was recorded for 2023, compared with net loss of $340.1 million, or $1.62 basic loss per share in 2022.
Adjusted earnings(1) were $39.3 million, or $0.12 basic adjusted earnings per share, in 2023, compared to adjusted earnings of $17.9 million, or $0.09 basic adjusted earnings per share in 2022.
Cash flow from operations generated $450.2 million in 2023, compared to $31.8 million in 2022.
Liquidity and working capital as at December 31, 2023 was comprised of Working Capital(1) of $765.8 million, inclusive of cash and short-term investments of $440.9 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility ("SL-Credit Facility"). Total Debt(1) of $801.6 million is related to two senior notes Pan American assumed through the Yamana Acquisition, construction and other loans, and leases.
(1)Adjusted earnings, Cash Costs, AISC, Working Capital and Total Debt are non-GAAP measures; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Annual Financial Statements.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2023 OPERATING RESULTS VERSUS 2023 OPERATING OUTLOOK
The following table sets out the actual 2023 annual metal production, Cash Costs, AISC and capital expenditures compared to the Company's 2023 Operating Outlook as per the Q1 2023 MD&A dated May 10, 2023.

	2023 Operating Outlook	2023 Actual(1)
Silver Production - Moz	21.0 - 23.0	20.4
Gold Production - koz	870 - 970	883
Zinc Production - kt	41 - 45	39
Lead Production - kt	18 - 21	19
Copper Production - kt	5	5
Silver Segment Cash Costs ($ per ounce)(2)	10.00 - 12.00	13.07
Gold Segment Cash Costs ($ per ounce)(2)	975 - 1,100	1,113
Silver Segment AISC ($ per ounce)(2)	14.00 - 16.00	18.17
Gold Segment AISC ($ per ounce)(2)	1,275 - 1,425	1,371
Sustaining Capital ($ millions)	305.0 - 320.0	288.5
Project Capital ($ millions)	95.0 - 105.0	94.5
(1)Reflects ownership of the Cerro Moro, Jacobina, El Peñon and Minera Florida mines for the nine-month period from March 31 to December 31, 2023.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures.
Silver and Gold Production
Consolidated 2023 silver production of 20.4 million ounces was below the 2023 Operating Outlook due to La Colorada's ventilation constraints in the higher grade mine zones and the temporary suspension of operations in October 2023, partially offset by higher silver production at San Vicente. Consolidated 2023 gold production of 883 thousand ounces was within the 2023 Operating Outlook, despite lower production at El Peñon related to grade reconciliations in certain sections of the mine resulting in lower gold grades mined.
Cash Costs and AISC
Silver Segment Cash Costs of $13.07 per ounce were higher than the forecast range of $10.00 to $12.00 per ounce, largely affected by production shortfalls at La Colorada related to ventilation constraints, as well as higher mining costs at La Colorada and greater underground mine developments at Huaron. These increases were partially offset by lower than expected costs at Cerro Moro which were due to higher throughput along with higher gold prices, process plant operational optimizations and organizational enhancements. Silver Segment AISC of $18.17 per silver ounce were largely driven by the same factors affecting the Silver Segment Cash Costs.
Gold Segment Cash Costs of $1,113 per ounce were higher than the forecast range of $975 to $1,100 per ounce, largely the result of lower than anticipated gold production at El Peñon related to lower grade reconciliations. Gold Segment AISC of $1,371 per gold ounce were affected by the same factors driving the Gold Segment Cash Costs, offset by $35.7 million in cost-decreasing net realizable value ("NRV") adjustments at Dolores, and lower sustaining capital at La Arena, Shahuindo and El Peñon due to delays in project execution.
Capital Expenditures
Sustaining capital expenditures were $16.5 million lower than the bottom end of the range provided in the 2023 Operating Outlook, largely from the reclassification of capitalized stripping to operating costs at La Arena, and delayed projects at Shahuindo and El Peñon. Project capital in 2023 was below the 2023 Operating Outlook range, primarily due to delays in permitting of the new dry-stack tailings storage facility at Huaron, payments related to the paste plant at Timmins and construction of the plant facility infrastructure upgrades at Jacobina.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2023 OPERATING PERFORMANCE
Consolidated(1)(2)

	Three Months Ended December 31,			Year ended December 31,
	2023	2022	Variance	2023	2022	Variance
Production
Silver – koz	4,835	4,763	73	20,437	18,455	1,982
Gold – koz	267.8	164.4	103.4	882.9	552.5	330.4
Zinc – kt	9.4	10.5	(1.1)	38.8	38.6	0.2
Lead – kt	4.2	5.0	(0.8)	18.7	18.7	—
Copper – kt	1.4	1.3	0.1	5.0	5.3	(0.2)
Cash Costs - $ per ounce sold(2)
Silver Segment	19.31	14.41	4.90	13.07	12.72	0.35
Gold Segment	1,096	1,077	19	1,113	1,113	—
AISC - $ per ounce sold(2)
Silver Segment	26.55	17.79	8.77	18.17	16.48	1.69
Gold Segment	1,411	1,502	(91)	1,371	1,649	(277)
(1)Please refer to the “Operating Metrics” and “Alternative Performance (Non-GAAP) Measures” sections of this MD&A for mine by mine operating and cost metrics.
(2)Acquired Mines data represent operating results from March 31, 2023 to December 31, 2023.
(3)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to production costs.
Silver Production
Consolidated silver production for 2023 was 20.44 million ounces compared with 18.45 million ounces in 2022. The increase was driven by the Acquired Mines and higher silver production at San Vicente more than offsetting production declines from the placement of Manantial Espejo on care and maintenance in January 2023, and at La Colorada from the ventilation-driven constraints and temporary suspension of operations due to security concerns in October 2023.
Gold Production
Consolidated gold production for 2023 was 882.9 thousand ounces compared to 552.5 thousand ounces in 2022. The increase was driven by the Acquired Mines more than offsetting lower production from Manantial Espejo being placed on care and maintenance and Dolores mine sequencing into lower grade gold ore zones.
Base Metal Production
Zinc, lead and copper production in 2023 was 38.8 thousand tonnes, 18.7 thousand tonnes, and 5.0 thousand tonnes, respectively. Zinc and lead production were consistent with 2022 due to higher production at Huaron from mine sequencing into higher grade ore zones, and the acquisition of Minera Florida, which offset the decrease in production from Morococha entering care and maintenance, and lower production at La Colorada due to ventilation-driven constraints. Copper production decreased relative to 2022 due to Morococha entering care and maintenance.
Cash Costs
Silver Segment Cash Costs per ounce in 2023 of $13.07 were $0.35 higher than the $12.72 in 2022, reflecting: higher costs at La Colorada driven by higher operating costs per tonne, lower silver grades, and lower by-product credits from lower zinc and lead production, all related to ventilation constraints; and, lower by-product credits at Huaron related to lower zinc and copper prices. These increases were partially offset by higher gold by-product credits from the acquisition of Cerro Moro and the contribution from residual sales at Manantial Espejo as the mine entered care and maintenance.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs per ounce in 2023 were $1,113, comparable to 2022 Cash Costs of $1,113. This largely reflects reductions from the acquisition of lower cost production from Jacobina, as well as higher by-product credits at Dolores due to mine sequencing into higher grade silver ores, partially offset by: increased costs per ounce at La Arena due to higher mining costs which were capitalized as deferred stripping in the prior year; increased operating costs at Timmins due to workforce shortages resulting in higher contractor use and challenging ground conditions, which limited throughput; and, the acquisition of higher cost production from Minera Florida.
AISC
Silver Segment AISC for 2023 of $18.17 per ounce were $1.69 per ounce higher than in 2022, due to the previously described factors increasing Cash Costs, as well as higher sustaining capital at Huaron related to investments in mine development advances and ventilation projects and $3.8 million in cost-increasing NRV adjustments at La Colorada.
Gold Segment AISC for 2023 of $1,371 per ounce were $277 per ounce lower than in 2022. The decrease largely reflects $35.7 million in cost-decreasing NRV adjustments in the current period relative to $98.9 million in cost-increasing NRV adjustments in 2022 at Dolores, which led to a $234 per ounce decrease in Gold Segment AISC, as well as lower sustaining capital at La Arena related to waste dump preparation, heap leach pad expansions and lower waste tonnes mined from a decrease in the waste-to-ore ratio in the current phase of the mine plan.
Silver Segment Operations
La Colorada
At the La Colorada mine, 2023 silver production of 4.39 million ounces was 26% lower than 2022, primarily reflecting lower throughput and grades related to ventilation constraints in the high-grade, deep eastern Candelaria zone of the mine, as well as the temporary suspension of operating activities due to security concerns in October 2023. These factors also decreased zinc and lead production by 26% and 25%, respectively. The Company has completed the construction of a concrete-lined ventilation shaft, which reached a depth of 581 meters in December 2023. The installation of two exhaust fans on the surface of the shaft is on schedule to be completed by mid-2024, following which ventilation conditions in the mine are expected to improve significantly leading to accelerated development rates and higher throughput rates thereafter.
2023 Cash Costs of $22.82 per ounce were $11.26 per ounce higher than in 2022, primarily due to ventilation constraints driving higher mining costs, lower mine productivity, lower silver grades and lower by-product lead and zinc production. 2023 AISC of $28.13 per ounce were $11.35 per ounce higher than in 2022, primarily as a result of the same factors that affected Cash Costs, as well as $0.84 per ounce in cost-increasing NRV inventory adjustments, partially offset by lower sustaining capital investments. Lower sustaining capital investments in 2023 were related to a reduction in investments in raise bore ventilation infrastructure, mine deepening and other site infrastructure, partially offset by increased investments in tailings storage facility expansions.
During 2023, the Company invested $44.4 million on project capital to advance the La Colorada Skarn project, largely for exploration and the preliminary economic assessment ("PEA") which was announced on December 18, 2023, as well as on the excavation of the concrete-lined ventilation shaft. An updated technical report on the La Colorada property was filed on SEDAR+ on January 31, 2024, which included the PEA on the La Colorada Skarn project and details regarding the anticipated timing and costs to advance the La Colorada Skarn project.
Cerro Moro
Following completion of the Yamana Acquisition on March 31, 2023 to December 31, 2023, silver production was 3.55 million ounces, gold production was 84.6 thousand ounces, Cash Costs were $2.68 per ounce and AISC were $10.00 per ounce. The Company invested $25.4 million in sustaining capital during the same period, primarily on near-mine exploration, underground mine development and mine equipment replacements and refurbishments. Operating results were largely consistent with Management's expectations.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Huaron
In 2023, silver production of 3.61 million ounces was comparable to silver production in 2022, as throughput, grades and recoveries were largely consistent year-over-year. Zinc and lead production were 13% and 10% higher, respectively, relative to 2022, due to mine sequencing into higher grade zinc and lead ore zones. 2023 Cash Costs of $9.95 per ounce were $3.80 per ounce higher than in 2022, primarily driven by lower by-product credits due to lower base metal prices and higher treatment and refining charges, partially offset by higher base metal production. AISC in 2023 increased by $5.78 per ounce, primarily as a result of the same factors that affected Cash Costs, as well as increased sustaining capital expenditures. Increased sustaining capital investments in 2023 were related to underground development advances to access the Horizonte zone, ventilation projects and near-mine exploration, partially offset by decreased investments in conventional tailings storage facility expansions. Additionally, in 2023, the Company invested $15.8 million on project capital related to the construction of the new dry-stack tailings storage facility.
San Vicente
In 2023, silver, zinc, lead and copper production were 18%, 2%, 15% and 24% higher than in 2022, respectively, largely attributed to higher throughput and silver and lead grade ore zones mined. Cash Costs in 2023 were $0.43 per ounce higher than in 2022, primarily due to higher royalties related to improved profitability, as well as higher treatment and refining charges due to increased zinc concentrate sold, offset by higher by-product credits per ounce. In 2023, AISC of $17.09 per ounce were $0.91 per ounce lower than in 2022, due to lower sustaining capital expenditures from reduced investments in tailings storage facility expansions, which partially offset the factors that increased Cash Costs year-over-year.
Manantial Espejo
The mine was placed on care and maintenance in January 2023, with residual processing resulting in 2023 silver production of 0.19 million ounces and gold production of 1.7 thousand ounces, after which the mill was also placed on care and maintenance.
Gold Segment Operations
Jacobina
Following completion of the Yamana Acquisition on March 31, 2023 to December 31, 2023, gold production was 147.8 thousand ounces, Cash Costs were $786 per ounce and AISC were $1,107 per ounce. The Company invested $46.1 million in sustaining capital during the same period, largely on near-mine exploration, lease payments related to ore haulage, tailings storage facility investments and mine equipment replacements. Additionally, the Company invested $23.8 million on project capital related to plant facility infrastructure upgrades and development advances to connect sections of the mine via underground. Operating results were largely consistent with Management's expectations.
El Peñon
Following completion of the Yamana Acquisition on March 31, 2023 to December 31, 2023, silver production was 2.91 million ounces, gold production was 95.7 thousand ounces, Cash Costs were $1,000 per ounce and AISC were $1,207 per ounce. The Company invested $18.6 million in sustaining capital during the same period, primarily on near-mine exploration and mine equipment lease payments, replacements and refurbishments. Operating results were not consistent with expectations due to lower than anticipated mined silver and gold grade ores resulting from ongoing revisions to the operating plans and negative grade reconciliations in certain sections of the mine. The shortfall was particularly impactful to gold production, which also negatively impacted Cash Costs and AISC relative to expectations. In 2024, we are focusing on infill drilling to confirm production grades going forward.
Timmins
At the Timmins mine, gold production of 132.9 thousand ounces in 2023 was consistent with 2022, reflecting lower throughput from challenging ground conditions at the Bell Creek mine being offset by higher gold grade ores

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
mined and higher recoveries. The challenging ground conditions resulted in a temporary work-stoppage in a certain high-grade area of the mine that impacted production in the second and third quarters of 2023; however, following successful remediation, the work stoppage was fully lifted in the fourth quarter of 2023 ("Q4 2023"), resulting in higher gold production in Q4 2023. In 2023, the Company invested $7.7 million on project capital related to the development and construction of the Bell Creek paste backfill plant, which is advancing on schedule and is expected to be completed in the third quarter of 2024. 2023 Cash Costs of $1,503 per ounce were $129 per ounce higher than in 2022, primarily as a result of challenging ground conditions increasing costs per ounce and higher royalties due to higher tonnes mined on certain areas subject to higher royalty rates. 2023 AISC of $1,800 per ounce were $160 per ounce higher than in 2022, largely due to the same factors that impacted year-over-year Cash Costs, as well as increased investments on tailings storage facility expansions and near-mine exploration.
Shahuindo
At the Shahuindo mine, gold production of 140.1 thousand ounces was 7% lower than in 2022, primarily reflecting mine sequencing into lower gold grade ores and lower tonnes stacked, partially offset by an increase in the ratio of ounces recovered to ounces stacked from leach sequencing. 2023 Cash Costs of $963 per ounce were consistent with 2022, while 2023 AISC of $1,431 per ounce were $111 per ounce higher than in 2022 due to the higher sustaining capital expenditures. Increased sustaining capital investments in 2023 were largely related to heap leach pad expansions, mining zone site access preparation and water treatment plant construction, partially offset by lower investments in mine equipment replacements.
La Arena
At the La Arena mine, gold production of 97.1 thousand ounces in 2023 was comparable to 2022 as a result of lower grades due to mine sequencing, offset by higher tonnes stacked due to mine sequencing with a lower strip ratio resulting in lower waste tonnes mined in 2023. Cash Costs in 2023 of $1,237 were $199 per ounce higher than in 2022 due to lower gold grades and higher mining costs, which were capitalized as deferred stripping costs in the prior year given the mine sequencing. 2023 AISC of $1,520 per ounce were $31 per ounce lower than in 2022, as the total tonnes mined in both years were comparable irrespective of the accounting treatment of deferred waste mining, and lower sustaining capital investments in waste dump preparation and heap leach pad expansions.
Minera Florida
Following completion of the Yamana Acquisition on March 31, 2023 to December 31, 2023, gold production was 72.4 thousand ounces, Cash Costs were $1,472 per ounce and AISC were $1,809 per ounce. The Company invested $22.3 million in sustaining capital during the same period, primarily on near-mine exploration, mine equipment replacements and refurbishments and tailings storage facility expansions. Operating results were largely consistent with Management's expectations.
Dolores
At the Dolores mine, 2023 silver production of 2.19 million ounces and gold production of 107.1 thousand ounces were 2% and 22% lower than in 2022, respectively. The reduction in gold production is due to lower tonnes stacked, lower grade ores mined and lower ratio of ounces recovered to ounces stacked from leach sequencing. Cash Costs of $1,021 per ounce in 2023 were $49 per ounce lower than in 2022 due to higher by-product credits per ounce from the increase in silver price and the higher silver production relative to gold in the current year. 2023 AISC of $850 per ounce were $1,214 per ounce lower than in 2022, primarily due to NRV inventory adjustments, which resulted in $35.7 million in cost reductions in 2023 compared to $98.9 million in cost increases in 2022, representing a $1,025 per ounce decrease year-over-year. In addition, the reduction in AISC reflects lower sustaining capital given the wind-down of mining activities and lower Cash Costs.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

FINANCIAL PERFORMANCE
Income Statement
Net loss of $67.8 million and $104.9 million were recorded in Q4 2023 and the full year 2023 ("2023"), respectively, compared to a net loss of $172.1 million and $340.1 million in the same periods of 2022. This corresponds to a basic loss per share of $0.19 and $0.32, respectively (fourth quarter of 2022 ("Q4 2022") and full year 2022 ("2022") - $0.82 and $1.62 basic loss per share, respectively).
The following table highlights the difference between the net loss in Q4 2023 and 2023 with the comparable periods in 2022.

	Three months	Year ended
Net loss, period ended December 31, 2022	$(172.1)	$(340.1)	Note
Revenue:
Increased metal prices	$68.3	$137.9
Higher quantities of metal sold	243.1	712.2
Increased direct selling costs	(4.9)	(17.2)
Increased negative settlement adjustments	(12.3)	(11.5)
Total increase in revenue	294.2	821.4	(1)
Cost of sales:
Increased production costs excluding NRV inventory adjustments	$(194.7)	$(514.3)
Decreased NRV inventory adjustments	5.6	129.5
Increased royalty charges	(11.4)	(20.0)
Increased production costs and royalty charges	$(200.5)	$(404.8)	(2)
Increased depreciation and amortization	(63.9)	(168.2)	(3)
Increased cost of sales	(264.4)	(573.0)
Increased mine operating earnings	29.8	248.4
Decreased transaction and integration costs	157.1	132.1	(4)
Increased income tax expense	(0.9)	(7.0)
Decreased exploration and project development expense	4.7	3.7
Increased investment gain	2.0	10.7
Increased gains on derivatives	1.3	1.0
Decreased losses on sale of mineral properties, plant and equipment	0.7	10.3
(Increased) decreased impairment charge	(36.2)	20.5	(5)
Increased interest and finance expense	(18.1)	(68.9)	(6)
Increased general and administrative expense	(15.4)	(32.4)	(7)
Increased other expense	(13.4)	(19.2)	(8)
(Increased) decreased foreign exchange loss	(8.7)	18.5
Decreased (increased) care and maintenance costs	1.4	(37.1)	(9)
Decreased gains and income from associates	—	(45.4)	(10)
Net loss, year ended December 31, 2023	$(67.8)	$(104.9)
1)Revenue for Q4 2023 was $294.2 million higher than in Q4 2022. The major variances were: (i) a $243.1 million increase in quantities of metal sold from the contribution of the Acquired Mines, partially offset by Manantial Espejo being on care and maintenance, and lower production at La Colorada due to the ventilation constraints; and, (ii) a $68.3 million variance, primarily from higher gold and silver prices, which more than offset the lower zinc price realized in Q4 2023.
Revenue for 2023 was $821.4 million higher than 2022, largely from the nine-month contribution of the Acquired Mines and increased precious metal prices, partially offset by the other quarter-over-quarter revenue drivers described above, in addition to less revenue from Morococha entering care and maintenance late in February 2022, and lower production at Dolores due to mine and leach sequencing.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Quantities and realized prices of metal sold for both Q4 2023 and 2023, and the comparable periods in 2022 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Silver	$22.33	$21.17	$22.94	$21.59	4,959	4,080	20,951	17,486
Gold	$1,980	$1,736	$1,951	$1,792	270.4	146.6	893.9	548.8
Zinc	$2,493	$2,878	$2,656	$3,472	9.7	5.4	36.8	29.9
Lead	$2,121	$2,111	$2,146	$2,148	4.0	4.6	17.9	17.6
Copper	$8,146	$7,957	$8,475	$8,979	1.0	1.2	4.1	4.7
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q4 2023 were $200.5 million higher than in Q4 2022. The increase was the result of a $194.7 million increase in production costs (excl. NRVs) and an $11.4 million increase in royalty expense, partially offset by a $5.6 million quarter-over-quarter change in NRV inventory adjustments that benefited costs relative to the comparable period. The increase in production costs (excl. NRVs) and royalty expense are largely related to the addition of production costs from the Acquired Mines, partially offset by reduced costs from having Manantial Espejo on care and maintenance.
Production and royalty costs in 2023 were $404.8 million higher than in 2022, reflective of a $514.3 million increase in production costs (excl. NRVs), and a $20.0 million increase in royalty expense, partially offset by a $129.5 million change in NRV inventory adjustments that increased 2022 costs by $97.7 million and decreased 2023 costs by $31.8 million. The increase in production costs (excl. NRV) was similar to the previously described quarter-over-quarter cost increase drivers, although with a larger offset from having both Morococha and Manantial Espejo on care and maintenance. Further drivers of increased annual production costs included: (i) increased production costs at La Colorada, due to the appreciation of the MXN and higher mining costs due to the ventilation constraints; (ii) higher costs at La Arena due to waste mining being reclassified as an operating cost in 2023 relative to 2022; and (iii) general operational cost inflation. These cost increasing factors were partially offset by lower production costs at Dolores, due to lower waste-to-ore ratios in the last phases of the mine plan with the mine entering its final year of open pit mining activities in 2024.
3)Depreciation and amortization expense for Q4 2023 was $63.9 million higher than in Q4 2022, largely related to the addition of depreciation expense for the Acquired Mines, partially offset by lower depreciation attributable to Manantial Espejo being on care and maintenance, and the Dolores impairment recorded in Q2 2022.
Depreciation and amortization expense for 2023 was $168.2 million higher than in 2022, primarily from the same drivers affecting quarter-over-quarter depreciation, in addition to Morococha having lower depreciation from being placed on care and maintenance early in 2022.
4)Transaction and integration costs for Q4 2023 were $157.1 million lower than in Q4 2022, reflecting costs incurred pursuant to the Yamana Acquisition.
Transaction and integration costs for 2023 were $132.1 million lower than in 2022 due to the same reason.
5)Impairment charge of $36.2 million was recorded on the Shahuindo crushing and agglomeration plant in Q4 2023 as the Company determined that the non-operating crushing and agglomeration plant would not be used during the planned Shahuindo life of operations. No impairment charge was recorded in Q4 2022.
Impairment charge for 2023 was $20.5 million lower than in 2022 due to the impairment recorded on Morococha in Q2 2023 and Shahuindo in Q4 2023 being lower than the Dolores mine impairment recorded in

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q2 2022. As described in the "Yamana Acquisition and Strategic Dispositions" section of this MD&A, as at June 30, 2023, the Company's Morococha mine was held for sale, and was then subsequently sold in September 2023, which resulted in an impairment charge of $42.4 million during Q2 2023.
6)Interest and finance expense for Q4 2023 was $18.1 million higher than in Q4 2022. The increase was largely related to: (i) $9.4 million of interest expense on the senior notes acquired as part of the Yamana Acquisition, which includes $2.8 million in accretion related to the fair-value adjustments recognized on the bonds at acquisition; (ii) $8.6 million of increased interest on lease liabilities due to the Yamana Acquisition, and; (iii) $4.5 million attributed to increased accretion expense incurred, given the increase in reclamation obligations from the Yamana Acquisition and a combination of higher discount rates used due to rising interest rates and increases in reclamation obligations at the legacy open pit operations.
Interest and finance expense for 2023 was $68.9 million higher than in 2022. The increase was largely due to: (i) $28.1 million of interest expense on the senior notes acquired with the Yamana Acquisition, which includes $8.4 million in accretion, as explained above; (ii) $13.4 million of interest expense on the SL-Credit Facility, which was undrawn during most of 2022; (iii) $5.9 of increased interest on lease liabilities due to the Yamana Acquisition; and, (iv) $19.4 million attributed to increased reclamation accretion, as described above.
7)General and administration expense for Q4 2023 was $15.4 million higher than in Q4 2022, primarily reflective of the Yamana Acquisition.
General and administration expense for the 2023 was $32.4 million higher than in 2022 due to the same reason.
8)Other expense for Q4 2023 was $13.4 million higher than in Q4 2022 due to: increased closure and decommissioning expense at non-operating assets of $12.4 million due to revised estimates, largely driven by Alamo Dorado, which was partially offset by increased interest income of $2.4 million.
Other expense for 2023 was $19.2 million higher than in 2022 due to increased closure and decommissioning expense of $15.7 million and $4.4 million of expense from provisions on supplies and other assets, offset by an increase of $4.3 million of interest income.
9)Care and maintenance expenses for Q4 2023 were $1.4 million higher than in Q4 2022 due to Manantial Espejo being placed on care and maintenance, which was mostly offset by a decrease from the disposition of Morococha in September 2023.
Care and maintenance expenses for 2023 were $37.1 million higher than in 2022 because of Manantial Espejo being on care and maintenance and expenses associated with MARA, which was acquired as part of the Yamana Acquisition. As described above in the "Yamana Acquisition and Strategic Dispositions" section of this MD&A, the dispositions of the Company's interests in MARA and Morococha will result in lower care and maintenance expenses going forward.
10)Gains and income from associates were $nil for both Q4 2023 and Q4 2022.
Gains and income from associates for 2023 were $45.4 million lower than in 2022. The 2022 gains and income resulted from the Q1 2022 re-designation of the Company's investment in Maverix Metals Inc. ("Maverix") from an "Investment in Associate" accounted for using the "equity method" (the Company's ownership proportion of Maverix's estimated earnings was recorded in income) to a "long-term investment" recorded at fair value beginning on March 31, 2022.
Statement of Cash Flows
Cash flow from operations in Q4 2023 generated $167.4 million, a $279.5 million increase compared to the $112.1 million cash used in operations during Q4 2022. This was largely the result of increased revenue of $294.2 million, a positive quarter-over-quarter variance in changes from non-cash working capital items of $85.1 million and decreased transaction and integration costs of $157.1 million. These were partially offset by: (i) increased

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
production costs (excl. NRV) of $194.7 million described above; (ii) increased general and administrative expenses of $15.4 million; (iii) increased income taxes paid of $15.7 million; and (iv) increased royalty expenses of $11.4 million, all of which were largely driven by the Yamana Acquisition.
Changes in working capital, other than cash, drove a $56.1 million source of cash in Q4 2023 compared with a $29.0 million use of cash in Q4 2022. The $85.1 million quarter-over-quarter change from use of cash in Q4 2022 to source of cash in Q4 2023 resulted largely from $42.4 million and $26.8 million of cash generated from movement in inventories and trade and other receivables, respectively, as well as a $9.2 million decrease in cash used to settle accounts payable.
Cash flow from operations in 2023 was $450.2 million, $418.4 million more than the $31.8 million generated in 2022. This resulted from an increase in revenue of $821.4 million, partially offset by increased production costs (excl. NRV) of $514.3 million, both of which were largely driven by the Acquired Mines, as described above. Additionally, a decrease of transaction and integration costs of $132.1 million and a positive year-over-year variance in changes from non-cash working capital items of $110.9 million contributed to the increase in operating cash flow. These factors were offset by increases in: (i) mine care and maintenance expenses of $37.1 million; (ii) general and administrative expenses of $32.4 million; (iii) interest paid of $38.5 million; and, (iv) income taxes paid of $11.6 million; all of which were largely the result of the Yamana Acquisition.
Changes in working capital, other than cash, drove a $68.9 million source of cash in 2023 compared with a $42.0 million use of cash in 2022. The $110.9 million period-over-period change was largely from an $88.4 million and $58.5 million increase in cash from inventory and trade and other receivables, respectively, due to draw-downs in the 2023 period contrasted with buildups recorded in 2022. This was offset by increased cash used in settling accounts payable and accrued liabilities and provisions of $30.7 million and $12.2 million, respectively, compared to 2022.
Investing activities in Q4 2023 used $70.6 million, primarily related to payments for mineral properties, plant and equipment of $118.7 million ("MPP&E"), partly offset by proceeds from the ADLF disposition of $45.5 million, as described in the "Yamana Acquisition and Strategic Dispositions" section of this MD&A. In Q4 2022, investing activities used $68.2 million, primarily related to the $72.3 million spent on MPP&E at the Company’s mines and projects.
Investing activities in 2023 generated $397.9 million, primarily related to the proceeds from the disposition of non-core assets of $549.1 million, of which $475.0 million, $28.6 million and $45.5 million arose from the MARA, Morococha and ADLF dispositions, respectively, as described in the "Yamana Acquisition and Strategic Dispositions" section of this MD&A. There was an increase of $259.5 million from cash acquired with the Yamana Acquisition and $144.8 million from the sale of various short-term equity investments, including the Company's long-term investment in Maverix. This was offset by $194.1 million of cash disposed in sale of subsidiaries and spending of $379.0 million on MPP&E at the Company’s mines and projects, as previously described in the “Operating Performance” sections of this MD&A.
In 2022, $255.4 million was used, primarily related to the $274.7 million spent on MPP&E at the Company’s mines and projects, which was partially offset by the $8.7 million received from a third-party as partial compensation for the closure and reclamation of the Morococha processing facility and $9.9 million of net proceeds from derivatives.
Financing activities in Q4 2023 utilized $45.5 million compared to $137.3 million generated in the comparative period. In Q4 2023, the Company paid dividends of $36.4 million and lease repayments of $19.1 million. This was partially offset by proceeds of debt of $10.4 million. In Q4 2022, financing activities generated $137.3 million, which primarily comprised of proceeds from debt of $163.8 million, partly offset by dividends paid of $21.0 million.
Financing activities in 2023 used $551.8 million in cash compared to $53.0 million generated in 2022. In 2023, the Company repaid a net $388.5 million of debt, comprised of the $205.0 million outstanding balance on the Yamana revolving credit facility as part of the closing of the Yamana Acquisition, $160.0 million net repayment of the SL-Credit Facility, $14.2 million related to Peruvian construction loans and $10.5 million related to short-term loans in

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Brazil. The Company also paid $130.4 million in dividends and spent $44.0 million on lease repayments. Financing activities in 2022 generated $53.0 million of cash, and were primarily related to $167.1 million proceeds from debt, offset by $94.7 million dividends paid and $14.8 million related to payment of equipment leases.
Liquidity and Financial Position
Liquidity
The Company's cash and short-term investments increased by $54.9 million during Q4 2023, largely reflecting operating cashflow of $167.4 million and proceeds from the ADLF disposition of $45.5 million, as described in the "Yamana Acquisition and Strategic Dispositions" section of this MD&A, partially offset by $118.7 million relating to payments for MPP&E, dividends paid of $36.4 million, and $19.1 million in payments for equipment leases.
Pan American’s investment objectives for its cash balances are to preserve capital, provide liquidity and maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.
Working capital of $765.8 million at December 31, 2023 was $342.2 million higher than working capital of $423.6 million at December 31, 2022; largely as a result of the working capital acquired as part of the Yamana Acquisition.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at December 31, 2023, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving SL-Credit Facility are sufficient to satisfy our 2024 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility and Senior Notes
The Company amended and upsized its SL-Credit Facility on March 30, 2023. The SL-Credit Facility was increased from its previous $500.0 million to $750.0 million and a term loan of $500.0 million was added to complete the Yamana Acquisition, if needed. The term loan expired unused on May 31, 2023. The SL-Credit Facility was further amended and updated on November 24, 2023, remaining at $750.0 million but adding an accordion feature for up to an additional $250.0 million. As of December 31, 2023, the Company was in compliance with all financial covenants under the SL-Credit Facility, which was undrawn, following net repayment in Q3 2023 of the $280.0 million drawn. The borrowing costs under the SL-Credit Facility are based on the Company's credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.25% to 2.40% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The SL-Credit Facility matures on November 24, 2028.
As part of the Yamana Acquisition, the Company acquired the following senior notes: (i) senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and (ii) senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively, the "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments, which are described in Note 10(f)(ii) of the 2023 Annual Financial Statements, and in the "Liquidity and Capital Position" section of this MD&A. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

Payments due by period December 31, 2023
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Accounts payable and accrued liabilities other than:	$491.0	$—	$—	$—	$491.0
Severance liabilities	2.1	17.2	9.0	32.2	60.5
Payroll liabilities	4.9	—	—	—	4.9
Total accounts payable and accrued liabilities	498.0	17.2	9.0	32.2	556.4
Income tax payables	32.1	—	—	—	32.1
Debt
Repayment of principal	6.7	11.9	275.3	409.8	703.7
Interest and standby fees	29.1	57.6	43.4	34.5	164.6
Provisions (1)(2)	4.0	14.0	1.2	7.7	26.9
Future payroll liabilities	2.5	17.0	—	1.8	21.3
Total contractual obligations (2)	$572.4	$117.7	$328.9	$486.0	$1,505.0
(1)Total litigation provision (Note 19 of the 2023 Annual Financial Statements).
(2)Amounts above do not include payments related to closure and decommissioning (current $37.6 million, long-term $409.5 million) discussed in Note 19 of the 2023 Annual Financial Statements, the lease obligations discussed in Note 20 of the 2023 Annual Financial Statements.
Outstanding Share Amounts
As at December 31, 2023, the Company had approximately 0.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $17.53 to CAD $39.48 and a weighted average life of 5.3 years. Approximately 0.2 million of the stock options were vested and exercisable at December 31, 2023, with an average weighted exercise price of CAD $22.35 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at February 21, 2024 (in thousands)
Common shares	364,660
Options	513
Total	365,173
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares of the Company upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of December 31, 2023, there were 313.9 million CVRs outstanding, which were convertible into 15.6 million common shares of the Company.
Closure and Decommissioning Provision
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using Management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis, except in the case of exploration projects for which the

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of December 31, 2023 was $910.0 million (December 31, 2022 - $679.8 million) using inflation rates of between 1% and 5% (December 31, 2022 - between 2% and 6%). The inflated and discounted provision on the statement of financial position as at December 31, 2023 was $447.2 million (December 31, 2022 - $296.2 million), using discount rates between 3% and 11% (December 31, 2022 - between 3% and 11%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be substantially paid through 2075, or later if the mine lives are extended. Revisions made to the reclamation obligations in 2023 were primarily a result of the Yamana Acquisition, updates to assumed inflation and discount rates, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q4 2023 and 2023 as finance expense was $8.2 million and $34.2 million, respectively (Q4 2022 and 2022 - $3.7 million and $14.8 million, respectively). Reclamation expenditures incurred during Q4 2023 and 2023 were $9.0 million and $27.6 million, respectively (Q4 2022 and 2022 - $1.7 million and $4.2 million, respectively).

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2024 OPERATING OUTLOOK
The following provides Pan American's operating outlook for 2024. Pan American reports mines under either a Silver Segment or a Gold Segment with Cash Costs and AISC calculated on a by-product basis; specifically, by-product metal sales are credited against the operating costs to produce the primary metal for that segment.
The following estimates contain forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" that accompany the MD&A for the period ended December 31, 2023. Pan American may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year.
2024 Silver and Gold Production and AISC Forecasts:

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada (Mexico)	5.3 - 5.7	2	16.60 - 19.30	21.00 - 24.00
Cerro Moro (Argentina)	3.2 - 3.5	93 - 115	3.20 - 6.70	8.00 - 11.50
Huaron (Peru)	3.5 - 3.8	—	9.30 - 11.20	15.25 - 17.25
San Vicente (Bolivia) (95.0%)(2)	2.9 - 3.1	—	15.30 - 16.60	17.30 - 18.30
Total	14.9 - 16.1	95 - 117	11.70 - 14.10	16.00 - 18.50
Gold Segment:
Jacobina (Brazil)	—	185 - 203	970 - 1,050	1,250 - 1,350
El Peñon (Chile)	3.6 - 3.9	120 - 135	950 - 1,030	1,200 - 1,300
Timmins (Canada)	—	125 - 135	1,530 - 1,630	1,830 - 1,950
Shahuindo (Peru)	0.2 - 0.3	122 - 144	970 - 1,050	1,550 - 1,650
La Arena (Peru)(3)	—	83 - 95	1,400 - 1,470	1,675 - 1,775
Minera Florida (Chile)	0.4 - 0.5	85 - 96	1,410 - 1,550	1,650 - 1,800
Dolores (Mexico)(3)	1.9 - 2.2	65 - 75	1,150 - 1,230	1,275 - 1,375
Total	6.1 - 6.9	785 - 883	1,165 - 1,260	1,475 - 1,575
Total Production	21.0 - 23.0	880 - 1,000	n/a	n/a
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The Cash Cost and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper; and average annual exchange rates relative to 1 USD of 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
(2)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(3)In the news release dated January 17, 2024, there was an error in the 2024 Operating Outlook Cash Costs figures provided for La Arena and Dolores. The 2024 Operating Outlook Cash Costs are $1,400 to $1,470 and $1,150 to $1,230 for La Arena and Dolores, respectively.
2024 Consolidated Base Metal Production Forecasts:

	Zinc (kt)	Lead (kt)	Copper (kt)
Consolidated Production	42 - 46	19 - 22	4
In 2024, silver production is expected to be between 21.0 to 23.0 million ounces, which is a 0.6 to 2.6 million ounce increase relative to 2023 silver production of 20.4 million ounces. The increase is largely related to the contribution of a full-year of production from El Peñon and higher silver production at La Colorada following the completion of the Guadalupe shaft project, which is expected to improve ventilation in the second half of 2024.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Improved ventilation is expected to permit additional mining equipment deployment to advance development and thereafter increase tonnes mined from the higher-grade deep eastern extent of the Candelaria deposit.
In 2024, gold production is expected to be between 880 thousand ounces to 1.0 million ounces, which is an increase of up to 117 thousand ounces relative to 2023 gold production of 883 thousand ounces. The anticipated increase is driven by the contribution of a full-year of production from the Acquired Mines, partially offset by Dolores where mining and stacking activities are expected to be concluded in Q3 2024.
Silver Segment AISC is anticipated to be between $16.00 and $18.50 per ounce in 2024, which is between $2.17 lower and $0.33 higher per ounce relative to 2023 AISC of $18.17 per ounce. The expected decrease is related to reduction in AISC at La Colorada once the ventilation conditions in the mine are enhanced mid-year enabling higher throughput and production rates, partially offset by anticipated cost escalations.
Gold Segment AISC is anticipated to be between $1,475 and $1,575 per ounce in 2024, which is $104 and $204 per ounce higher relative to 2023 AISC of $1,371 per ounce. The anticipated increase is largely driven by: higher costs per ounce (including significant non-cash inventory draw-downs) at Dolores, as it enters the residual-leaching phase of the mine life; higher costs at Jacobina due to an increase in development costs expensed compared to the prior year given prior year development related to completing underground connections between sections of the mine that was classified as project capital; a higher waste-to-ore ratio in the current phase of the mine plan at La Arena; and higher capital spending at Shahuindo largely for leach pad, waste dump and water treatment plant construction.
2024 Quarterly Operating Outlook:
Below is Management's breakdown for our 2024 Operating Outlook by quarter ("2024 Quarterly Expectations").

2024 Quarterly Expectations
	Q1	Q2	Q3	Q4	FY 2024
Silver Production (million ounces)	4.75 - 5.30	5.36 - 5.78	5.44 - 5.97	5.45 - 5.95	21.00 - 23.00
Gold Production (thousand ounces)	204 - 231	221 - 252	229 - 258	226 - 259	880 - 1,000
Silver Segment Cash Costs (1)	16.50 - 18.50	15.50 - 17.50	10.50 - 12.90	4.60 - 7.70	11.70 - 14.10
Silver Segment AISC (1)	21.30 - 23.30	20.20 - 22.20	15.60 - 18.00	7.70 - 11.00	16.00 - 18.50
Gold Segment Cash Costs (1)	1,270 - 1,370	1,170 - 1,240	1,140 - 1,220	1,080 - 1,160	1,165 - 1,260
Gold Segment AISC (1)	1,500 - 1,700	1,500 - 1,590	1,460 - 1,570	1,400 - 1,500	1,475 - 1,575
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The Cash Cost and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper; and average annual exchange rates relative to 1 USD of 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").

Silver production is anticipated to be higher towards the second half of year largely as a result of increased production from La Colorada as the fan installation is expected to be completed in mid-2024, allowing for better ventilation at the mine, and an increase in silver grades due to improved access to the higher-grade Candelaria East zone. Gold production is expected to increase in the second half of the year largely due to mine sequencing into higher grade gold ores at Cerro Moro, La Arena and Jacobina, partially offset by lower gold production at Dolores as it is expected to enter the residual-leaching phase of the mine life in the third quarter of 2024. Cash Costs and AISC are anticipated to decrease throughout the year largely as a result of the production increases.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2024 Expenditures Forecast:
The following tables detail the forecast capital, reclamation, care and maintenance, general and administrative, exploration expenditures and taxes paid in 2024:

Capital Forecast ($ millions)	Capitalized Exploration	Lease Payments	Other Capital Expenditures	2024 Forecast
Sustaining Capital
La Colorada	4.5	2.0	16.0 - 16.5	22.5 - 23.0
Cerro Moro	4.0	2.5	7.5 - 9.0	14.0 - 15.5
Huaron	2.5	3.0	12.0 - 13.0	17.5 - 18.5
San Vicente(1)	1.0	—	3.5 - 4.5	4.5 - 5.5
Jacobina	16.5	12.5	24.0 - 26.0	53.0 - 55.0
El Peñon	16.0	11.5	2.5 - 4.5	30.0 - 32.0
Timmins	5.5	—	33.5 - 34.5	39.0 - 40.0
Shahuindo	1.5	14.5	60.0 - 64.0	76.0 - 80.0
La Arena	—	4.5	13.5 - 14.5	18.0 - 19.0
Minera Florida	6.0	7.0	7.0 - 8.0	20.0 - 21.0
Dolores	—	0.5	—	0.5
Sustaining Capital Sub-total	57.5	58.0	179.5 - 194.5	295.0 - 310.0
Project Capital
La Colorada	4.5	—	20.5 - 21.5	25.0 - 26.0
Huaron	—	—	30.0 - 31.0	30.0 - 31.0
Timmins	—	—	11.0 - 12.5	11.0 - 12.5
Jacobina	—	—	14.0 - 15.5	14.0 - 15.5
Project Capital Total	4.5	—	75.5 - 80.5	80.0 - 85.0
Total Capital Expenditures	62.0	58.0	255.0 - 275.0	375.0 - 395.0
(1) Capital expenditures at San Vicente are shown at a 100% ownership.

Other Expenditures Forecast ($ millions)	2024 Forecast
Reclamation Expenditures
Dolores	11.0 - 12.0
Jacobina	8.0 - 9.0
Alamo Dorado	8.0 - 10.0
Other	8.0 - 9.0
Total Reclamation Expenditures	35.0 - 40.0
Care & Maintenance
Escobal	20.0 - 25.0
Other	5.0
Total Care & Maintenance	25.0 - 30.0
General and Administrative	70.0 - 75.0
Exploration and Project Development	10.0 - 12.0
Income Tax Payments	95.0 - 100.0

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2024 Mine Operating Forecast
Management's expectation for each mine's 2024 operating performance, including production, Cash Costs, AISC, and project capital are provided below:
La Colorada
Silver production is forecast to be between 5.3 to 5.7 million ounces in 2024, which is a 21% to 30% increase relative to the 4.4 million ounces produced in 2023. The expected increase is driven by higher throughput rates as a result of the installation of the large twin ventilation fan infrastructure at the surface of the recently completed Guadalupe shaft. The fan installations are expected to be completed in mid-2024, allowing for better ventilation at the mine, and increased underground development rates in order to establish more mining fronts in the higher-grade Candelaria East zone later in the year. Zinc and lead production are also expected to benefit from higher throughput from the increased mining rates from the Candelaria East zone later in the year.
Cash Costs per silver ounce in 2024 are forecast to be between $16.60 and $19.30. This is between $3.52 to $6.22 lower than the $22.82 recorded in 2023, and is the result of higher silver and base metal production from higher throughput and grades.
Sustaining capital in 2024 of $22.5 to $23.0 million is primarily related to mine equipment replacements and refurbishments, a tailings storage facility expansion, additional ventilation and mine infrastructure projects, and brownfield exploration expenditures.
AISC in 2024 is forecast to be between $21.00 and $24.00 per silver ounce, which is between $4.13 to $7.13 lower than the $28.13 recorded in 2023. This is driven by the same factors affecting Cash Costs, partially offset by higher sustaining capital arising from mine equipment and mine infrastructure investments.
Project capital at La Colorada is expected to be between $25.0 to $26.0 million and directed at the La Colorada Skarn project for continued exploration and in-fill drilling and advancing engineering work, particularly in de-watering and geotechnical studies.
Huaron
Silver production is expected to be between 3.5 to 3.8 million ounces in 2024, which is consistent with the 3.6 million ounces produced in 2023.
Cash Costs per silver ounce in 2024 are forecast to be between $9.30 to $11.20, which is consistent with the $9.95 reported in 2023. AISC in 2024 is anticipated to be between $15.25 to $17.25 per ounce, also in-line with the 2023 reported costs of $16.82 per ounce.
Sustaining capital in 2024 of $17.5 to $18.5 million is primarily related to mine development to establish access to the Horizonte zone, mine equipment replacements and refurbishments, and brownfield exploration expenditures.
The construction of a tailings filtration plant and a dry-stack tailings storage facility to replace the conventional tailings storage facility currently in operation is expected to be completed during the second half of the year and commissioned thereafter.
Jacobina
Gold production is anticipated to be between 185.0 to 203.0 thousand ounces, which is a 25% to 37% increase to the 147.8 thousand gold ounces produced in 2023, largely due to additional production from a full-year of operations.
Cash Costs per gold ounce in 2024 are forecast to be between $970 to $1,050. This is between $184 to $264 per ounce higher than the $786 reported in 2023. The anticipated increase is largely attributed to increased tailings placement costs previously classified as sustaining capital given the prior year activity dedicated to raising the tailings dam embankment and mine development costs previously included in project capital related to completing underground connections between mining areas, as well as higher labour and health insurance costs to address high employment competition in the region.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital in 2024 of $53.0 to $55.0 million is primarily related: to near mine brownfield exploration expenditures, lease payments related to ore haulage, mine equipment replacements and refurbishments, and mine and plant infrastructure investments.
AISC in 2024 is anticipated to be between $1,250 to $1,350 per gold ounce, which is $143 to $243 per ounce higher relative to the $1,107 per ounce recorded in 2023. The expected increase is driven by the same factors affecting cash costs, offset by lower sustaining capital per ounce due to the previously mentioned tailings placement cost reclassification to operating costs in the current year given no anticipated embankment activities planned.
The Company is investing $14.0 to $15.5 million in project capital to complete the expansion of Jacobina's plant facility infrastructure that had been initiated prior to acquisition and advancing a mine optimization study that will evaluate alternative mining methods and production rates in the context of maximizing the mine's long-term economics and sustainability.
El Peñon
Gold production in 2024 is forecast to be between 120.0 and 135.0 thousand ounces, which is 25% to 41% more than the 95.7 thousand ounces produced in 2023, largely due to additional production from a full-year of operations.
Silver production in 2024 is forecast to be between 3.6 and 3.9 million ounces, which is between 24% to 34% higher than the 2.9 million ounces produced in 2023, for the same reason as the increase in gold production.
Cash Costs per gold ounce in 2024 are forecast to be between $950 and $1,030 per ounce, consistent with the $1,000 recorded in 2023.
Sustaining capital in 2024 of $30.0 to $32.0 million is primarily related to: near-mine brownfield exploration and infill drilling expenditures; mine equipment replacements and refurbishments, including related lease payments; and mine infrastructure.
AISC in 2024 is forecast to be between $1,200 and $1,300 per gold ounce, which is consistent with the $1,207 recorded in 2023.
Timmins
Gold production in 2024 is expected to between 125.0 to 135.0 thousand ounces, which is consistent with the 132.9 thousand ounces produced in 2023. Ground control mitigation strategies and the start-up of a paste plant, anticipated in the second half of 2024, are expected to help improve the challenging ground conditions at the Bell Creek mine that have impacted production in previous years.
Cash Costs per gold ounce in 2024 are forecast to be between $1,530 and $1,630, which is between $27 to $127 per ounce higher than the $1,503 per ounce recorded in 2023, largely driven by the marginally lower mid-point of production guidance relative to 2023 gold produced.
Sustaining capital in 2024 of $39.0 to $40.0 million is primarily related to tailings storage facility expansions, mine equipment replacements and refurbishments, near-mine brownfield exploration expenditures and mine and site infrastructure projects.
AISC in 2024 is forecast to be between $1,830 and $1,950 per gold ounce, which is between $30 to $150 per ounce higher than the $1,800 per ounce recorded in 2023. This is entirely driven by the same factors impacting the cash cost per ounce.
At Timmins, project capital reflects initial investments for the construction of a new tailings storage facility, and the completion of the paste fill plant at Bell Creek, expected to be completed in the third quarter of 2024.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo
Gold production in 2024 is forecast to be between 122.0 and 144.0 thousand ounces, which is between 13% lower to 3% higher than the 140.1 thousand ounces produced in 2023, reflecting mine sequencing and ore blending considerations, which result in a lower ratio of ounces recovered to ounces stacked due to a higher percentage of fine ore material forecast in 2024.
Cash Costs per gold ounce in 2024 are forecast to be between $970 and $1,050, which is between $7 to $87 per ounce higher than the $963 recorded in 2023, largely driven by mine sequencing into lower gold grade ores and the lower mid-point of production guidance.
Sustaining capital in 2024 of $76.0 to $80.0 million is primarily related to waste dump preparation, heap leach pad expansions and construction of a water treatment plant.
AISC in 2024 is forecast to be between $1,550 and $1,650 per gold ounce, which is between $119 to $219 per ounce higher than the $1,431 recorded in 2023, largely reflecting the increase in sustaining capital investments forecast for 2024.
Dolores
Gold production in 2024 is forecast to be between 65.0 and 75.0 thousand ounces, which is 30% to 39% lower than the 107.1 thousand ounces produced in 2023. The anticipated decrease is largely driven by the cessation of mining and stacking on the heap by the third quarter of 2024, while advancing physical closure works and residual leaching thereafter.
Silver production in 2024 is forecast to be between 1.9 and 2.2 million ounces, which reflects up to a 13% decrease compared to the 2.2 million ounces produced in 2023, primarily driven by the same factor affecting gold production; however, silver production has a much longer leach curve than gold following cessation of stacking activities.
Cash costs per gold ounce in 2024 is expected to be between $1,150 and $1,230, which is between $129 to $209 per ounce higher than the $1,021 recorded in 2023, and is the result of higher costs per ounce due to decreased production rates during residual leaching, particularly for gold, and is inclusive of non-cash inventory draw-downs.
AISC per gold ounce in 2024 is expected to be between $1,275 and $1,375, which is between $425 to $525 per ounce higher than the $850 per ounce recorded in 2023. This is driven by the same factors affecting year-over-year Cash Costs as well as lower non-recurring NRV inventory adjustments that decreased 2023 costs by $35.7 million.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Remaining Operations
San Vicente is forecast to produce between 2.9 and 3.1 million silver ounces at Cash Costs and AISC of between $15.30 to $16.60 per silver ounce and $17.30 to $18.30 per silver ounce, respectively, in 2024, which is largely consistent with 2023 operating results.
Cerro Moro is forecast to produce between 3.2 and 3.5 million silver ounces and 93.0 and 115.0 thousand gold ounces, reflecting mine sequencing into lower silver grade ores in 2024. Cash Costs and AISC are forecast to be between $3.20 to $6.70 per silver ounce and $8.00 to $11.50 per silver ounce, respectively, largely reflecting the lower silver production forecast for 2024, as well as lower sustaining capital investments for near-mine brownfield exploration in the case of AISC.
La Arena is forecast to produce between 83.0 and 95.0 thousand gold ounces, reflecting lower tonnes stacked due to a higher waste-to-ore mining ratio in the mine plan forecast for 2024. Cash Costs and AISC are forecast to be between $1,400 to $1,470 per gold ounce and $1,675 to $1,775 per gold ounce, respectively, largely driven by the lower production guidance relative to 2023 gold produced.
Minera Florida is forecast to produce between 85.0 and 96.0 thousand gold ounces and 0.4 and 0.5 million silver ounces at Cash Costs and AISC of between $1,410 to $1,550 per gold ounce and $1,650 to $1,800 per gold ounce, respectively, reflecting a full-year of operations in 2024 at production rates consistent with 2023.
2024 Reclamation Expenditures Forecast
Estimated reclamation expenditures of $35.0 to $40.0 million in 2024 include spending on: (i) waste dump reclamation at Alamo Dorado to remedy the cover placed at the site following excessive erosion; (ii) progressive reclamation at Jacobina related to the inactive B1 tailings facility as well as the João Belo waste dump; (iii) the initiation of physical reclamation activities at Dolores; and (iv) reclamation activities at other properties, including Manantial Espejo.
2024 Care and Maintenance Forecast
Estimated care and maintenance costs of $25.0 to $30.0 million primarily reflects expenditures at Escobal, Manantial Espejo and Navidad. Pan American has not projected timing for a potential restart of the Escobal mine and has assumed a full year of care and maintenance costs at Escobal. The year-over-year decrease reflects the substantial savings from the divestiture of the Company's interests in MARA and the Morococha mine in 2023.
2024 General and Administrative Expense Forecast
Estimated corporate general and administrative expenses of $70.0 to $75.0 million are inclusive of the realized and implied synergies of corporate office expenses following the acquisition of Yamana.
2024 Exploration and Project Development Expense Forecast
Estimated regional exploration, property holding costs, and project development expenses of $10.0 to $12.0 million in 2024 are primarily directed at drilling in Brazil, Mexico and Canada. The expenditures relating to near-mine exploration targeting reserve replacement are included in the sustaining and project capital estimates provided in the 2024 Expenditures Forecast table above.
2024 Income Tax Payments Forecast
Cash income tax payments in 2024 are forecast to be between $95.0 to $100.0 million, and are expected to be front-end loaded with approximately half to be paid in the first quarter of 2024.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in millions of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

2023	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$390.3	$639.9	$616.3	$669.6	$2,316.1
Mine operating earnings	$77.2	$88.0	$66.7	$64.9	$296.8
Earnings (loss) for the period attributable to equity holders	$16.4	$(32.4)	$(19.7)	$(68.0)	$(103.7)
Basic earnings (loss) per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.32)
Diluted earnings (loss) per share	$0.08	$(0.09)	$(0.05)	$(0.19)	$(0.32)
Cash flow from operating activities	$51.3	$117.0	$114.6	$167.4	$450.2
Cash dividends paid per share	$0.10	$0.10	$0.10	$0.10	$0.40
Other financial information
Total assets					$7,213.1
Total long-term financial liabilities(1)					$1,274.8
Total attributable shareholders’ equity					$4,760.7
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2022	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$439.9	$340.5	$338.9	$375.5	$1,494.8
Mine operating earnings (loss)	$66.8	$(31.7)	$(21.8)	$35.0	$48.3
Earnings (loss) for the period attributable to equity holders	$76.5	$(174.0)	$(71.5)	$(172.8)	$(341.8)
Basic earnings (loss) per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Diluted earnings (loss) per share	$0.36	$(0.83)	$(0.34)	$(0.81)	$(1.62)
Cash flow from operating activities(1)	$68.8	$20.8	$54.4	$(112.1)	$31.9
Cash dividends paid per share	$0.12	$0.12	$0.11	$0.10	$0.45
Other financial information
Total assets					$3,248.5
Total long-term financial liabilities(2)					$511.8
Total attributable shareholders’ equity					$2,195.5
(1)Cash flow from operating activities in the three months ended December 31, 2022 includes $157.3 million of transaction and integration costs related to the Yamana Acquisition.
(2)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2021	Quarter Ended				Year Ended
(In millions of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368.1	$382.1	$460.3	$422.2	$1,632.7
Mine operating earnings	$90.0	$103.0	$98.9	$76.0	$367.9
(Loss) earnings for the period attributable to equity holders	$(7.8)	$70.9	$20.3	$14.0	$97.4
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29.9	$87.1	$157.0	$118.1	$392.1
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518.6
Total long-term financial liabilities(1)					$297.6
Total attributable shareholders’ equity					$2,631.6
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OPERATING METRICS

	Three Months Ended December 31, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	92	104	234	91	769	256	426	3,242	3,506	234	1,108	10,063
Waste tonnes mined – kt	—	784	—	—	—	—	—	4,492	3,339	—	4,260	12,875
Tonnes processed – kt	94	107	236	94	765	343	433	3,148	3,506	260	1,984	10,973
Grade
Silver – g/t	291.7	274.5	143.2	263.5	—	88.7	—	6.6	0.6	14.3	13.2
Gold – g/t	—	9.19	—	—	2.20	3.24	2.73	0.52	0.34	3.16	0.50
Zinc – %	1.51	—	2.49	2.83	—	—	—	—	—	0.67	—
Lead – %	0.83	—	1.64	0.32	—	—	—	—	—	0.10	—
Copper – %	—	—	0.66	0.20	—	—	—	—	—	—	—
Production
Silver – koz	806	886	905	738	—	853	4	69	17	80	477	4,835
Gold – koz	0.4	30.3	0.2	—	51.1	33.9	35.1	34.9	31.7	24.7	25.4	267.8
Zinc – kt	1.1	—	4.7	2.3	—	—	—	—	—	1.3	—	9.4
Lead – kt	0.6	—	3.0	0.3	—	—	—	—	—	0.3	—	4.2
Copper – kt	—	—	1.2	0.1	—	—	—	—	—	—	—	1.4

	Three Months Ended December 31, 2022
	La Colorada	Huaron	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	171	231	106	110	455	3,083	3,736	2,591	10,483
Waste tonnes mined – kt	—	—	—	—	—	3,712	3,905	6,167	13,783
Tonnes processed – kt	163	233	97	160	448	2,970	3,747	2,075	9,893
Grade
Silver – g/t	283.5	162.3	242.7	249.2	—	10.0	0.6	20.5
Gold – g/t	—	—	—	2.05	2.52	0.67	0.32	0.67
Zinc – %	1.86	2.46	4.05	—	—	—	—	—
Lead – %	1.09	1.71	0.32	—	—	—	—	—
Copper – %	—	0.68	0.14	—	—	—	—	—
Production
Silver – koz	1,339	1,025	703	1,010	4	77	14	591	4,763
Gold – koz	0.7	0.2	—	8.9	34.0	49.7	36.2	34.6	164
Zinc – kt	2.5	4.5	3.4	—	—	—	—	—	10.5
Lead – kt	1.5	3.2	0.3	—	—	—	—	—	5.0
Copper – kt	—	1.2	0.1	—	—	—	—	—	1.3

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Year ended December 31, 2023
	La Colorada	Cerro Moro(1)	Huaron	San Vicente(2)	Manantial Espejo	Jacobina(1)	El Peñon(1)	Timmins	Shahuindo	La Arena	Minera Florida(1)	Dolores	Total
Ore tonnes mined – kt	529	311	941	366	—	2,275	764	1,541	12,624	12,587	692	7,781	40,411
Waste tonnes mined – kt	—	1,961	—	—	—	—	—	—	18,074	17,265	—	13,628	50,927
Tonnes processed – kt	537	315	944	372	10	2,307	1,029	1,574	12,519	12,586	760	7,617	40,571
Grade
Silver – g/t	276.5	376.6	142.9	271.4	205.1	—	98.7	—	7.0	0.8	17.2	17.6
Gold – g/t	—	8.82	—	—	2.13	2.08	3.05	2.70	0.48	0.31	3.15	0.57
Zinc – %	1.64	—	2.49	3.11	—	—	—	—	—	—	0.67	—
Lead – %	0.92	—	1.66	0.33	—	—	—	—	—	—	0.12	—
Copper – %	—	—	0.61	0.21	—	—	—	—	—	—
Production
Silver – koz	4,392	3,547	3,608	2,978	191	—	2,906	16	276	47	283	2,194	20,437
Gold – koz	2.3	84.6	1.1	0.1	1.7	147.8	95.7	132.9	140.1	97.1	72.4	107.1	882.9
Zinc – kt	7.4	—	18.5	9.7	—	—	—	—	—	—	3.2	—	38.8
Lead – kt	4.2	—	12.6	1.0	—	—	—	—	—	—	0.9	—	18.7
Copper – kt	0.1	—	4.4	0.6	—	—	—	—	—	—	—	—	5.0

	Year ended December 31, 2022
	La Colorada	Huaron	Morococha(2)	San Vicente(2)	Manantial Espejo	Timmins	Shahuindo	La Arena	Dolores	Total
Ore tonnes mined – kt	649	937	96	357	371	1,718	13,644	11,423	7,303	36,500
Waste tonnes mined – kt	—	—	—	—	—	—	18,923	22,684	26,227	67,834
Tonnes processed – kt	641	938	101	346	643	1,694	13,755	11,486	7,957	37,561
Grade
Silver – g/t	316.0	145.6	112.3	250.2	195.2	—	6.3	0.6	17.6
Gold – g/t	—	—	—	—	1.47	2.60	0.50	0.33	0.64
Zinc – %	1.85	2.25	3.12	3.29	—	—	—	—	—
Lead – %	1.05	1.52	0.96	0.30	—	—	—	—	—
Copper – %	—	0.63	0.60	0.18	—	—	—	—	—
Production
Silver – koz	5,927	3,660	324	2,526	3,463	15	260	38	2,242	18,455
Gold – koz	3.3	0.9	0.1	0.1	26.6	134.6	151.4	98.5	136.9	552.5
Zinc – kt	10.0	16.4	2.7	9.5	—	—	—	—	—	38.6
Lead – kt	5.6	11.4	0.7	0.9	—	—	—	—	—	18.7
Copper – kt	—	4.3	0.5	0.5	—	—	—	—	—	5.3
(1)Acquired Mines data represent operating results from March 31, 2023 to December 31, 2023.
(2)Morococha data represents Pan American's 92.3% interest in the mine's production. San Vicente data represents Pan American's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than gold ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision-making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these non-GAAP financial measures as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the Consolidated Financial Statements for the respective periods.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Consolidated Silver and Gold Segment Cash Costs and AISC:

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022
Production costs	$134.7	$79.6	$306.5	$172.8
Restructuring and end-of-mine life severance accruals and payments(1)	(1.8)	(5.9)	(0.6)	(0.6)
Purchase price allocation inventory fair value adjustment(2)	(0.9)	—	(8.8)	—
NRV inventory adjustments	(0.9)	5.8	1.1	(11.2)
On-site direct operating costs	131.1	79.5	298.2	161.0
Royalties	13.7	4.7	6.6	4.2
Smelting, refining and direct selling charges(3)	13.8	10.5	1.6	—
Cash cost of sales before by-product credits	158.6	94.7	306.4	165.2
Silver segment by-product credits(3)	(95.0)	(45.0)	—	—
Gold segment by-product credits(3)	—	—	(42.9)	(13.9)
Cash Costs	$63.6	$49.6	$263.5	$151.3

NRV inventory adjustments	0.9	(5.8)	(1.1)	11.2
Sustaining capital	22.2	16.9	70.5	45.7
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	0.8	0.5	6.3	2.8
All-in sustaining costs	$87.5	$61.3	$339.1	$211.0

Silver segment silver ounces sold (Moz)	3.3	3.4	—	—
Gold segment gold ounces sold (koz)	—	—	240.4	140.5
Cash costs per ounce sold	$19.31	$14.41	$1,096	$1,077
AISC per ounce sold	$26.55	$17.79	$1,411	$1,502
AISC per ounce sold (excluding NRV inventory adjustments)	$26.28	$19.47	$1,415	$1,422

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In millions of USD, except as noted)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022
Production costs	$463.3	$374.2	$1,015.9	$720.3
Restructuring and end-of-mine life severance accruals and payments(1)	(11.6)	(20.8)	(4.4)	(2.8)
Purchase price allocation inventory fair value adjustment(2)	(7.1)	—	(34.7)	—
NRV inventory adjustments	(3.9)	1.1	35.7	(98.9)
On-site direct operating costs	440.7	354.5	1,012.5	618.6
Royalties	32.9	18.2	23.0	17.6
Smelting, refining and direct selling charges(3)	65.0	52.0	4.4	0.2
Cash cost of sales before by-product credits	538.6	424.7	1,039.9	636.4
Silver segment by-product credits(3)	(342.3)	(235.0)	—	—
Gold segment by-product credits(3)	—	—	(148.3)	(56.4)
Cash Costs	$196.3	$189.7	$891.6	$580.1

NRV inventory adjustments	3.9	(1.1)	(35.7)	98.9
Sustaining capital	69.2	55.0	219.2	168.8
Exploration and project development(4)	—	—	—	—
Reclamation cost accretion(5)	3.4	2.2	23.6	11.2
All-in sustaining costs	$272.8	$245.8	$1,098.7	$859.0

Silver segment silver ounces sold (Moz)	15.0	14.9	—	—
Gold segment gold ounces sold (koz)	—	—	801.2	521.1
Cash costs per ounce sold	$13.07	$12.72	$1,113	$1,113
AISC per ounce sold	$18.17	$16.48	$1,371	$1,649
AISC per ounce sold (excluding NRV inventory adjustments)	$17.91	$16.56	$1,416	$1,459
(1)Included in production costs line of the consolidated income statements. Restructuring and end-of-mine life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(2)Included in production costs line of the consolidated income statements. Purchase price allocation inventory fair value adjustments reflect adjustments to inventory values for inventories acquired as part of the Yamana Acquisition.
(3)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(4)Exploration and project development expenditures exclude $3.8 million and $14.6 million for Q4 2023 and 2023, respectively (Q4 2022 and 2022: $8.5 million and $18.3 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation cost accretion excludes $1.1 million and $7.2 million for Q4 2023 and 2023, respectively (Q4 2022 and 2022: $0.4 million and $1.4 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Reconciliation of payments for mineral properties, plant and equipment and sustaining capital:
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

	Three Months Ended December 31,		Year ended December 31,
(in millions of USD)	2023	2022	2023	2022
Payments for mineral properties, plant and equipment(1)	$118.9	$72.4	$379.0	$274.7
Add/(Subtract)
Lease Payments(1)	19.0	3.7	44.0	14.8
Repayment of loans(2)	(3.5)	1.6	6.7	5.2
La Colorada investment (non-sustaining) capital	(10.2)	(12.5)	(44.4)	(62.4)
Jacobina investment (non-sustaining) capital	(10.2)	—	(23.8)	—
Huaron investment (non-sustaining) capital	(12.1)	(1.6)	(15.8)	(1.6)
MARA investment (non-sustaining) capital	—	—	(35.9)	—
Other investment (non-sustaining) capital	(9.3)	(1.0)	(21.4)	(7.0)
Sustaining Capital	$92.6	$62.6	$288.5	$223.8
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three Months Ended December 31, 2023
(In millions of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$33.7	$60.6	$25.9	$14.4	$—	$134.7
Restructuring and end-of-mine life severance accruals and payments	(1.8)	—	—	—	—	(1.8)
Purchase Price Allocation Inventory Fair Value Adjustment	—	(0.9)	—	—	—	(0.9)
NRV inventory adjustments	(0.9)	—	—	—	—	(0.9)
On-site direct operating costs	31.0	59.7	25.9	14.4	—	131.1
Royalties	0.2	9.2	—	4.3	—	13.7
Smelting, refining & direct selling costs	1.5	2.5	6.9	2.9	—	13.8
Cash Costs before by-product credits	32.8	71.3	32.8	21.7	—	158.6
Silver segment by-product credits	(3.4)	(58.8)	(24.0)	(8.8)	—	(95.0)
Cash Costs	$29.4	$12.5	$8.8	$12.9	$—	$63.6

NRV inventory adjustments	0.9	—	—	—	—	0.9
Sustaining capital	5.1	10.9	5.2	1.0	—	22.2
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	0.2	0.3	0.3	0.1	—	0.8
All-in sustaining costs	$35.5	$23.7	$14.3	$14.0	$—	$87.5

Silver segment silver ounces sold (Moz)	0.78	1.02	0.68	0.81	—	3.29

Cash cost per ounce sold	$37.59	$12.24	$12.93	$15.98	N/A	$19.31
AISC per ounce sold	$45.43	$23.16	$20.91	$17.33	N/A	$26.55
AISC per ounce sold (excluding NRV inventory adjustments)	$44.26	$23.16	$20.91	$17.33	N/A	$26.28

SILVER SEGMENT	Three Months Ended December 31, 2022
(In millions of USD, except as noted)	La Colorada	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$27.9	$26.9	$7.2	$17.4	$79.6
Restructuring and end-of-mine life severance accruals and payments	—	—	—	(5.7)	(5.9)
NRV inventory adjustments	—	—	—	5.8	5.8
On-site direct operating costs	27.9	26.9	7.2	17.5	79.5
Royalties	0.1	—	3.5	1.0	4.7
Smelting, refining & direct selling costs	2.9	4.9	0.8	1.8	10.5
Cash Costs before by-product credits	31.0	31.8	11.5	20.4	94.7
Silver segment by-product credits	(11.1)	(24.0)	(1.0)	(8.9)	(45.0)
Cash Costs	$19.8	$7.8	$10.6	$11.5	$49.6

NRV inventory adjustments	—	—	—	(5.8)	(5.8)
Sustaining capital	11.7	4.0	0.6	0.6	16.9
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	0.1	0.2	0.1	0.1	0.5
All-in sustaining costs	$31.7	$11.9	$11.3	$6.4	$61.3

Silver segment silver ounces sold (Moz)	1.31	0.84	0.62	0.68	3.44

Cash cost per ounce sold	$15.19	$9.20	$17.11	$16.93	$14.41
AISC per ounce sold	$24.24	$14.12	$18.24	$9.50	$17.79
AISC per ounce sold (excluding NRV inventory adjustments)	$24.24	$14.12	$18.24	$18.05	$19.47

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Year ended December 31, 2023
(In thousands of USD, except as noted)	La Colorada	Cerro Moro	Huaron	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$127.4	$146.0	$105.2	$52.5	$32.1	$463.3
Restructuring and end-of-mine life severance accruals and payments	(1.8)	(1.0)	—	—	(8.8)	(11.6)
Purchase price allocation inventory fair value adjustment	—	(7.1)	—	—	—	(7.1)
NRV inventory adjustments	(3.8)	—	—	—	(0.1)	(3.9)
On-site direct operating costs	121.9	137.8	105.2	52.5	23.2	440.7
Royalties	0.6	14.7	—	17.3	0.3	32.9
Smelting, refining & direct selling costs	9.5	17.5	26.4	10.0	1.6	65.0
Cash Costs before by-product credits	132.0	170.0	131.6	79.8	25.1	538.6
Silver segment by-product credits	(29.2)	(160.5)	(100.5)	(35.2)	(16.9)	(342.3)
Cash Costs	$102.8	$9.6	$31.1	$44.6	$8.2	$196.3

NRV inventory adjustments	3.8	—	—	—	0.1	3.9
Sustaining capital	19.5	25.4	20.4	3.8	0.2	69.2
Exploration and project development						—
Reclamation cost accretion	0.6	0.8	1.1	0.3	0.5	3.4
All-in sustaining costs	$126.7	$35.8	$52.6	$48.7	$9.0	$272.8

Silver segment silver ounces sold (koz)	4.50	3.58	3.13	2.85	0.96	15.01

Cash cost per ounce sold	$22.82	$2.68	$9.95	$15.64	$8.56	$13.07
AISC per ounce sold	$28.13	$10.00	$16.82	$17.09	$9.39	$18.17
AISC per ounce sold (excluding NRV inventory adjustments)	$27.30	$10.00	$16.82	$17.09	$9.30	$17.91

SILVER SEGMENT	Year ended December 31, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$98.3	$100.5	$20.6	$45.7	$109.0	$374.2
Restructuring and end-of-mine life severance accruals and payments	—	—	(5.3)	—	(15.5)	(20.8)
NRV inventory adjustments	—	—	—	—	1.1	1.1
On-site direct operating costs	98.3	100.5	15.3	45.7	94.7	354.5
Royalties	0.7	—	—	13.9	3.7	18.2
Smelting, refining & direct selling costs	12.7	21.0	3.6	7.1	7.7	52.0
Cash Costs before by-product credits	111.6	121.5	18.9	66.6	106.0	424.7
Silver segment by-product credits	(45.6)	(103.0)	(17.0)	(25.7)	(43.8)	(235.0)
Cash Costs	$66.1	$18.5	$1.9	$41.0	$62.2	$189.7

NRV inventory adjustments	—	—	—	—	(1.1)	(1.1)
Sustaining capital	29.3	13.9	0.3	7.2	4.3	55.0
Exploration and project development						—
Reclamation cost accretion	0.5	0.8	0.1	0.3	0.5	2.2
All-in sustaining costs	$95.9	$33.3	$2.4	$48.4	$65.9	$245.8

Silver segment silver ounces sold (koz)	5.71	3.01	0.33	2.69	3.16	14.91

Cash cost per ounce sold	$11.57	$6.15	$5.68	$15.22	$19.68	$12.72
AISC per ounce sold	$16.78	$11.04	$7.08	$17.99	$20.82	$16.48
AISC per ounce sold (excluding NRV inventory adjustments)	$16.78	$11.04	$7.08	$17.99	$21.18	$16.56

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three Months Ended December 31, 2023
(In millions of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$40.7	$56.3	$52.0	$38.4	$35.1	$38.2	$45.8	$306.5
Restructuring and end-of-mine life severance accruals and payments	(0.6)	—	—	—	—	—	—	(0.6)
Purchase Price Allocation Inventory Fair Value Adjustment	(1.5)	(6.3)	—	—	—	(1.0)	—	(8.8)
NRV inventory adjustments	—	—	—	—	—	—	1.1	1.1
On-site direct operating costs	38.6	50.0	52.0	38.4	35.1	37.2	46.9	298.2
Royalties	1.5	—	2.3	—	—	0.4	2.5	6.6
Smelting, refining & direct selling costs	—	0.9	—	—	—	0.7	—	1.6
Cash Costs before by-product credits	40.0	50.9	54.4	38.4	35.1	38.2	49.4	306.4
Gold segment by-product credits	—	(20.8)	(0.3)	(2.2)	(0.3)	(5.7)	(13.5)	(42.9)
Cash Costs of Sales	$40.0	$30.0	$54.1	$36.2	$34.8	$32.5	$35.9	$263.5

NRV inventory adjustments	—	—	—	—	—	—	(1.1)	(1.1)
Sustaining capital	15.9	7.0	9.2	16.4	12.1	9.1	0.8	70.5
Exploration and project development	—	—	—	—	—	—	—	—
Reclamation cost accretion	0.3	0.5	0.1	0.9	1.6	0.7	2.0	6.3
All-in sustaining costs	$56.2	$37.6	$63.4	$53.5	$48.5	$42.3	$37.5	$339.1

Gold segment gold ounces sold (koz)	55.0	31.9	36.5	36.8	28.0	23.7	28.6	240.4

Cash cost per ounce sold	$727	$942	$1,483	$985	$1,243	$1,370	$1,255	$1,096
AISC per ounce sold	$1,022	$1,178	$1,737	$1,456	$1,735	$1,784	$1,314	$1,411
AISC per ounce sold (excluding NRV inventory adjustments)	$1,022	$1,178	$1,737	$1,456	$1,735	$1,784	$1,354	$1,415

GOLD SEGMENT	Three Months Ended December 31, 2022
(In millions of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$55.7	$44.1	$30.7	$42.3	$172.8
Restructuring and end-of-mine life severance accruals and payments	(0.6)	—	—	—	(0.6)
NRV inventory adjustments	(11.2)	—	—	—	(11.2)
On-site direct operating costs	43.9	44.1	30.7	42.3	161.0
Royalties	2.4	—	—	1.8	4.2
Smelting, refining & direct selling costs	—	—	—	—	—
Cash Costs before by-product credits	46.3	44.1	30.7	44.1	165.2
Gold segment by-product credits	(11.6)	(1.9)	(0.2)	(0.2)	(13.9)
Cash Costs of Sales	$34.7	$42.2	$30.5	$43.9	$151.3

NRV inventory adjustments	11.2	—	—	—	11.2
Sustaining capital	4.6	21.4	11.4	8.3	45.7
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1.4	0.6	0.7	—	2.8
All-in sustaining costs	$51.9	$64.2	$42.7	$52.2	$211.0

Gold segment gold ounces sold (koz)	32.6	46.3	30.6	31.0	140.5

Cash cost per ounce sold	$1,064	$911	$997	$1,417	$1,077
AISC per ounce sold	$1,592	$1,388	$1,393	$1,685	$1,502
AISC per ounce sold (excluding NRV inventory adjustments)	$1,248	$1,388	$1,393	$1,685	$1,422

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Year ended December 31, 2023
(In thousands of USD, except as noted)	Jacobina	El Peñon	Timmins	Shahuindo	La Arena	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$125.8	$184.1	$193.3	$143.7	$122.4	$123.4	$123.3	$1,015.9
Restructuring and end-of-mine life severance accruals and payments	(1.1)	—	—	—	—	—	(3.3)	(4.4)
Purchase price allocation inventory fair value adjustment	(14.1)	(18.7)	—	—	—	(2.0)	—	(34.7)
NRV inventory adjustments	—	—	—	—	—	—	35.7	35.7
On-site direct operating costs	110.6	165.4	193.3	143.7	122.4	121.5	155.7	1,012.5
Royalties	4.2	0.1	8.1	—	—	1.2	9.3	23.0
Smelting, refining & direct selling costs	0.6	2.4	0.2	—	—	1.2	—	4.4
Cash Costs before by-product credits	115.3	167.9	201.6	143.7	122.4	124.0	165.1	1,039.9
Gold segment by-product credits	(0.1)	(70.7)	(0.4)	(6.6)	(1.1)	(17.0)	(52.5)	(148.3)
Cash Costs of Sales	$115.2	$97.3	$201.2	$137.1	$121.2	$107.0	$112.6	$891.6

NRV inventory adjustments	—	—	—	—	—	—	(35.7)	(35.7)
Sustaining capital	46.1	18.6	39.2	63.1	21.2	22.3	8.7	219.2
Exploration and project development								—
Reclamation cost accretion	1.1	1.6	0.5	3.6	6.6	2.2	8.1	23.6
All-in sustaining costs	$162.4	$117.4	$240.8	$203.8	$149.0	$131.5	$93.8	$1,098.7

Gold segment gold ounces sold	146.7	97.3	133.8	142.4	98.1	72.7	110.3	801.2

Cash cost per ounce sold	$786	$1,000	$1,503	$963	$1,237	$1,472	$1,021	$1,113
AISC per ounce sold	$1,107	$1,207	$1,800	$1,431	$1,520	$1,809	$850	$1,371
AISC per ounce sold (excluding NRV inventory adjustments)	$1,107	$1,207	$1,800	$1,431	$1,520	$1,809	$1,174	$1,416

GOLD SEGMENT	Year ended December 31, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$290.8	$146.2	$103.9	$179.4	$720.3
Restructuring and end-of-mine life severance accruals and payments	(2.8)	—	—	—	(2.8)
NRV inventory adjustments	(98.9)	—	—	—	(98.9)
On-site direct operating costs	189.2	146.2	103.9	179.4	618.6
Royalties	10.8	—	—	6.9	17.6
Smelting, refining & direct selling costs	—	—	—	0.2	0.2
Cash Costs before by-product credits	199.9	146.2	103.9	186.4	636.4
Gold segment by-product credits	(49.1)	(6.1)	(0.8)	(0.4)	(56.4)
Cash Costs of Sales	$150.8	$140.1	$103.1	$186.1	$580.1

NRV inventory adjustments	98.9	—	—	—	98.9
Sustaining capital	35.9	49.2	48.0	35.7	168.8
Exploration and project development					—
Reclamation cost accretion	5.5	2.6	3.0	0.2	11.2
All-in sustaining costs	$291.1	$191.9	$154.0	$222.0	$859.0

Gold segment gold ounces sold	141.0	145.3	99.4	135.4	521.1

Cash cost per ounce sold	$1,070	$964	$1,038	$1,374	$1,113
AISC per ounce sold	$2,065	$1,321	$1,550	$1,639	$1,649
AISC per ounce sold (excluding NRV inventory adjustments)	$1,363	$1,321	$1,550	$1,639	$1,459

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the year ended December 31, 2023 and 2022, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In millions of USD, except as noted)	2023	2022	2023	2022
Net loss for the period	$(67.8)	$(172.1)	$(104.9)	$(340.1)
Adjust for:
Impairment charges	36.2	—	78.6	99.1
Exploration and project development impairment charges	—	5.4	—	5.4
Unrealized foreign exchange losses	5.6	3.2	5.6	12.8
Net realizable value heap inventory expense	5.7	29.5	11.0	137.8
Acquired Mines fair value inventory expense	—	—	32.3	—
Derivative unrealized (gains) losses	(5.4)	(2.2)	5.5	2.5
(Gains and income) loss from associates	—	—	0.4	(45.0)
Severance provisions	2.5	6.5	26.2	23.9
Mineral property, plant and equipment losses (gains) on sale	0.4	1.1	(7.9)	2.4
Transaction and integration costs	0.3	157.3	25.3	157.3
Investment (income) loss	(3.3)	(1.2)	5.5	16.2
Closure and decommissioning liability	13.8	4.7	15.7	4.7
Effect of taxes on adjusting items	2.9	(17.9)	(18.0)	(37.6)
Effect of foreign exchange on taxes	(7.2)	(19.1)	(36.0)	(21.5)
Total adjustments	$51.5	$167.3	$144.2	$358.0
Adjusted earnings (loss) for the period	$(16.3)	$(4.8)	$39.3	$17.9
Weighted average shares for the period	364.7	210.6	326.5	210.5
Adjusted earnings (loss) per share for the period	$(0.04)	$(0.02)	$0.12	$0.09
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the SL-Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; and risks related to its relations with employees and local communities where we operate. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s most recently filed Annual Information Form (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2023 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2023 Annual Financial Statements under Note 10 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the year ended December 31, 2023.
The following provides a description of the risks related to financial instruments and how Management manages these risks:
Price Risk
The majority of our revenue is derived from the sale of silver, gold, zinc, copper and lead, and therefore fluctuations in the price of these metals significantly affect our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Board of Directors continually assesses Pan American’s strategy towards our metal exposure, depending on market conditions. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2024, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2024 Revenue Metal Price Sensitivity

Silver Price	Gold Price
		$1,650	$1,750	$1,850	$1,950	$2,050	$2,150	$2,250
	$20.50	86%	90%	94%	97%	101%	105%	109%
	$21.50	87%	91%	94%	98%	102%	106%	110%
	$22.50	88%	91%	95%	99%	103%	107%	111%
	$23.50	89%	92%	96%	100%	104%	108%	111%
	$24.50	89%	93%	97%	101%	105%	109%	112%
	$25.50	90%	94%	98%	102%	106%	109%	113%
	$26.50	91%	95%	99%	103%	106%	110%	114%
Since base metal and gold revenue are treated as a by-product credit for purposes of calculating Silver Segment Cash Costs and AISC per ounce of silver sold, and base metal and silver revenue is treated as a by-product credit for purposes of calculating Gold Segment Cash Costs and AISC per ounce of gold sold, these non-GAAP measures are highly sensitive to metal prices. The tables below illustrate this point by plotting the expected 2024 Silver Segment AISC per silver ounce against various price assumptions for the Silver Segment’s two main by-product credits, gold and zinc, and plotting the expected 2024 Gold Segment AISC per gold ounce against various price assumptions for the Gold Segment's two main by-product credits, silver and zinc, expressed in percentage terms:
2024 Silver Segment AISC Metal Price Sensitivity

Zinc Price	Gold Price
		$1,650	$1,750	$1,850	$1,950	$2,050	$2,150	$2,250
	$1,900	119%	115%	111%	107%	103%	99%	96%
	$2,100	116%	112%	109%	105%	101%	97%	93%
	$2,300	114%	110%	106%	102%	99%	95%	91%
	$2,500	112%	108%	104%	100%	96%	92%	88%
	$2,700	110%	106%	102%	98%	94%	90%	87%
	$2,900	108%	104%	100%	96%	93%	89%	85%
	$3,100	106%	103%	99%	95%	91%	87%	83%
2024 Gold Segment AISC Metal Price Sensitivity

Zinc Price	Silver Price
		$20.50	$21.50	$22.50	$23.50	$24.50	$25.50	$26.50
	$1,900	102%	101%	101%	100%	100%	99%	99%
	$2,100	102%	101%	101%	100%	100%	99%	99%
	$2,300	102%	101%	101%	100%	100%	99%	99%
	$2,500	102%	101%	101%	100%	99%	99%	98%
	$2,700	101%	101%	100%	100%	99%	99%	98%
	$2,900	101%	101%	100%	100%	99%	99%	98%
	$3,100	101%	101%	100%	100%	99%	99%	98%
The price of silver, gold and other metals are affected by numerous factors beyond our control, including:
•global and regional levels of supply and demand;
•sales by government holders and other third parties;
•metal stock levels maintained by producers and others;
•increased production due to new mine developments and improved mining and production methods;
•speculative activities;
•inventory carrying costs;
•availability, demand and costs of metal substitutes;

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
•international economic and political conditions;
•interest rates, inflation and currency values;
•geopolitical tensions, regional conflicts, terrorism and wars;
•increased demand for silver or other metals for new technologies; and
•reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.
In addition to general global economic conditions that can have a significant impact on our business in many ways, declining market prices for metals could materially adversely affect our operations and profitability. A decrease in the market price of silver, gold and other metals could affect the commercial viability of our mines and production at some of our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines, including the development of capital intensive projects such as the La Colorada Skarn, all of which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.
If market prices of gold and silver remain below levels used in Pan American’s impairment testing and reserve prices for an extended period of time, Pan American may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring Pan American to perform an impairment assessment on related assets. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.
The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. From time to time, we mitigate the market price risk associated with our base metal production by committing some of our forecast base metal production to forward sales and options contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations.
During the year ended December 31, 2022, the Company entered into collars made up of put and call contracts and forward swap contracts for its exposure to zinc. The Company did not enter into zinc contracts during the comparable periods in 2023, and had no contracts outstanding as at December 31, 2023.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At December 31, 2023, the Company had no outstanding positions on its diesel exposure.
The Company recorded the following derivative gains and losses on commodities for the three months and year ended December 31, 2023:

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Zinc gains	$—	$(0.1)	$—	$1.7
Diesel gains	—	0.3	—	4.5
Other	(0.2)	0.2	0.6	(0.9)
	$(0.2)	$0.5	$0.6	$5.3
We take the view that our precious metals production should not be hedged, thereby allowing the maximum exposure to precious metal prices. However, in extreme circumstances, the Board of Directors may make exceptions to this approach. Such decisions could have material adverse effects upon our financial performance, financial position, and results of operations.

PAN AMERICAN SILVER CORP.	49

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Trading Activities and Credit Risk
The zinc, lead, copper, and silver concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at December 31, 2023, we had receivable balances associated with buyers of our concentrates of $17.5 million (December 31, 2022 - $28.7 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long-term agreements with fixed refining terms at eleven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. As at December 31, 2023, we had approximately $10.8 million (December 31, 2022 - $37.0 million) contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2023, we had made $10.4 million of supplier advances (December 31, 2022 - $8.9 million), which are reflected in "Trade and other receivables" on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

PAN AMERICAN SILVER CORP.	50

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Foreign Currency Exchange Rate Risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $47.6 million in CAD, $0.4 million in ARS, $3.2 million in MXN, $9.2 million in BOB, $6.1 million in PEN, $0.4 million in BRL, $1.2 million in CLP and $0.2 million in Guatemalan quetzales, as at December 31, 2023.
At December 31, 2023, Pan American had the following outstanding positions on foreign currency exposure of purchases:

	USD Notional	Weighted Average USD Forward Rate	Weighted Average USD Put Rate	Weighted Average USD Call Rate	Expiry Dates
Canadian dollar collars	$18.0		$1.36	$1.42	January 2024 to December 2024
Canadian dollar forwards(1)	$72.0	$1.39			January 2024 to December 2024
Peruvian sol forwards	$36.0	$3.86			January 2024 to December 2024
Brazilian real forwards	$12.0	$5.19			January 2024 to December 2024
Chilean peso collar(2)	$24.0		$905	$956	January 2024 to December 2024
Chilean peso forwards	$48.0	$910			January 2024 to December 2024
(1)Canadian dollar forwards: Of the $72.0 million of notional outstanding, $24.0 million of notional is related to enhanced forwards with reset strikes at $1.35 if CAD trades outside an average range of $1.30 to $1.41. Once the enhanced forward is reset, the reset strike applies for the notional if below the reset strike and for a 33% increase in notional above the reset strike.
(2)Chilean Peso collars: $24.0 million of notional is related to enhanced collars with participation between average strike rates of $905 and $956. At each monthly expiry, if CLP is above an average strike of $956, CLP is exercised at an average conditional strike of $927.
The Company recorded the following derivative gains and losses on currencies for the three months and year ended December 31, 2023:

	Three Months Ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Mexican peso gains	$0.1	$0.7	$2.5	$1.5
Peruvian sol gains	1.4	2.5	2.9	3.5
Canadian dollar gains (losses)	3.1	2.0	4.1	(3.0)
Chilean peso losses	1.8	—	(3.0)	—
Brazilian real gains	0.9	—	1.2	—
	$7.3	$5.2	$7.7	$2.0

PAN AMERICAN SILVER CORP.	51

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following tables illustrate the effect of changes in the exchange rate of PEN and CAD against the USD, and CLP and BRL against the USD, respectively, on anticipated production costs for 2024 expressed in percentage terms:
2024 Cost of Sales Exchange Rate Sensitivity

CLP/USD	CAD/USD
		$1.15	$1.22	$1.29	$1.36	$1.43	$1.5	$1.57
	$700	105%	104%	104%	103%	103%	102%	102%
	$750	104%	103%	102%	102%	101%	101%	100%
	$800	103%	102%	101%	101%	100%	100%	99%
	$850	102%	101%	101%	100%	99%	99%	99%
	$900	101%	100%	100%	99%	99%	98%	98%
	$950	100%	100%	99%	98%	98%	97%	97%
	$1,000	100%	99%	98%	98%	97%	97%	96%

PEN/USD	BRL/USD
		$3.5	$4	$4.5	$5	$5.5	$6	$6.50
	$3.15	105%	104%	103%	102%	101%	101%	100%
	$3.35	105%	103%	102%	101%	100%	100%	99%
	$3.55	104%	103%	101%	101%	100%	99%	99%
	$3.75	103%	102%	101%	100%	99%	99%	98%
	$3.95	103%	102%	100%	100%	99%	98%	98%
	$4.15	103%	101%	100%	99%	98%	98%	97%
	$4.35	102%	101%	100%	99%	98%	97%	97%
Our consolidated statements of financial position contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our consolidated statements of earnings.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchange rates that were significantly different from the unofficial exchange rates more readily utilized locally to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. As previously discussed in the “Liquidity and Financial Position” section of this MD&A, the borrowing costs under the SL-Credit Facility are based on the Company's credit rating subject to pricing adjustments based on the Company's sustainability performance ratings and scores.
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

PAN AMERICAN SILVER CORP.	52

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flows and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters such as anticipated metals production and metals prices. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political priorities in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For example, Argentina has in the past and continues to have many highly restrictive policies with respect to foreign investment, currency controls, taxation, import and export controls, and restrictions on the ownership and use of lands, including bans on mining and the use of cyanide in certain provinces and restrictions on the amount of lands that

PAN AMERICAN SILVER CORP.	53

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
foreign entities, directly or indirectly, can have an ownership interest in. In some cases, this may result in the loss of properties or rights that are valuable or that might otherwise be beneficial or needed in connection with our operations.
On December 30, 2020, the Argentine government issued Decree 1060/2020 that establishes a 4.5% to 8.0% export tax rate on dore and concentrate net revenues. Cerro Moro, owned by a subsidiary of Pan American, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196 which allows it to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro. The export duty rate of eight percent (8%) for goods included in the gold tariff codes, was not yet extended for 2024. On June 16, 2021, the Argentine government also enacted legislation that increased the corporate tax rate from 25% to 35% and maintains the dividend withholding tax rate at 7% retroactive to January 1, 2021.
In July 2022, a tax reform bill was being discussed in Chile, however, on March 8, 2023, the Chamber of Deputies rejected the bill. The government is currently in consultations prior to introducing a new bill. In addition, there was a Specific Mining Tax bill enacted in May 2023. The bill is effective January 1, 2024 and imposes a new mining royalty of 1% of ad valorem value on copper and lithium and removes the deduction of the mining tax previously allowed in calculating the mining tax payable.
In December 2022, the Brazilian government introduced new transfer pricing rules that would see Brazil adopt the Organisation for Economic Co-operation and Development (“OECD”) arm length’s principal for cross-border transactions. These rules would align Brazil with OECD countries and pave the way for Brazil to join the OECD. The rules would come into effect in 2024, with early adoption allowed in 2023.
On May 8, 2023, the Mexican government enacted a decree to reform various provisions of the mining law (the "Decree"), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities; and potentially requiring Indigenous Peoples’ (ILO 169) consultation. These changes to the mining law are expected to have impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined but which could be material. Additional Constitutional reforms were presented by the President of Mexico on February 5, 2024. Some of these reforms have the potential to impact mining in Mexico, including further restrictions on water use, the granting of future concessions for open pit mining, and increased public consultation requirements. These reforms are not law and still need to pass through a legislative process for amendment of the Constitution of Mexico, and will likely face legal challenges if they do. It is notable that the previous May 2023 mining law reforms introduced by the President have still not been implemented and have been challenged by many mining companies, as well as Congress, on Constitutional grounds. At the same time, the Presidential term will soon end in September 2024. The positions of the leading candidates for President and Congressional election are unknown at this time. As such, it is too early to speculate on whether any of the current President’s proposed reforms will actually become part of the Constitution of Mexico.
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our La Colorada mine were temporarily suspended in October 2023 due to security concerns at the mine site and surrounding area following an armed robbery of two trailers of concentrate from the operation. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may

PAN AMERICAN SILVER CORP.	54

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that the La Colorada security incident or other security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in this section, and in Note 32 of the Company's 2023 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the year ended December 31, 2023. As a consequence of the Yamana Acquisition, the Company also assumed various claims and legal proceedings. These claims and legal proceedings include, among others, numerous individual labour and tax claims in Argentina and Brazil and exposures with respect to contractual indemnities, some of which could be significant. While many of these claims may not be considered material individually and, in some cases, may be settled for amounts much less than the original amounts claimed, the aggregate amounts claimed against us, if successful, could be material.
In Peru, there are many claims from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, which could in the aggregate, be of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may also be subject to collective settlement obligations with our employees and contractors relating to closures of our operations, and such obligations may be significant.
We may also become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that centered primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. Tahoe disputed the allegations made in these suits. In January 2023, the plaintiffs and defendants reached a tentative global settlement to resolve both the United States and Canadian class actions. Final approval of the settlement in the Canadian action was granted in October 2023, subject to obtaining final approval of the U.S. action, and the final approval of the settlement in the U.S. action was granted orally at a hearing on February 15, 2024. Upon entry of the final written approval order in the U.S. action, there will be a thirty-day period during which the order can be appealed. The Company does not anticipate any appeals and therefore the settlement of both the U.S. action and the Canadian action is expected to be final and the cases concluded in Q1 2024. The proposed settlement falls within Tahoe’s insurance limits.
In early May 2021, Pan American Silver Guatemala S.A. ("PAS Guatemala") and the Guatemala Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action sought injunctive relief to prevent future mining activities at Escobal. The claims and related request for an injunction against both the Guatemala Ministry of Energy and Mines and against PAS Guatemala have subsequently been denied by the Constitutional Court.
As reported in our most recently filed Annual Information Form, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this SEDATU process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on

PAN AMERICAN SILVER CORP.	55

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. Our appeal was also dismissed on the same basis. We will continue to oppose the ongoing SEDATU process. In March 2023, the Agrarian Court of Mexico also dismissed the claims of these individuals declaring that they had not established community rights or land ownership over any of La Colorada's surface lands. Certain of these individuals have appealed, and while the initial appeals were dismissed, have since filed further appeals against this decision. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
We may also be subject to proceedings in our commercial relationships. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of

PAN AMERICAN SILVER CORP.	56

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements. These critical accounting estimates represent management estimates and judgements that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgements and assumptions using the most current information available. The significant judgements and key sources of estimation uncertainty in the application of accounting policies are described in Note 5 and Note 6 of the 2023 Annual Financial Statements, respectively.
Readers should also refer to Note 3 of the 2023 Annual Financial Statements, for the Company’s summary of significant accounting policies.
Changes in Accounting Standards
New and amended IFRS standards that are effective for the current period
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
Amendments to IAS 12 in response to the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) provides that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a period where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes. The adoption of these amendments did not have a material impact on these Consolidated Financial Statements.
Presentation of Financial Statements (Amendment to IAS 1)
Effective January 1, 2023, the Company adopted Amendments to IAS 1 Presentation of Financial Statements related to the disclosure of accounting policies. These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial.
The adoption of these amendments did not have a significant impact on the disclosure of material accounting policies in these Consolidated Financial Statements.
New and amended IFRS standards not yet effective in the current period
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non- current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the

PAN AMERICAN SILVER CORP.	57

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
Lack of Exchangeability (Amendments to IAS 21)
The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s Consolidated Financial Statements upon adoption.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements. These critical accounting estimates represent Management's estimates and judgements that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgements, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2023 Annual Financial Statements, for the Company’s summary of material accounting policy information and Note 5 of the Annual Financial Statements that summarizes the significant judgments in applying accounting policies.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence over Maverix. There were no other related party transactions for the years ended December 31, 2023 and 2022.

DISCLOSURE AND INTERNAL CONTROL PROCEDURES
Management considers the meaning of internal control to be the processes established by Management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the "SEC").
As of December 31, 2023, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.

PAN AMERICAN SILVER CORP.	58

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Internal control over financial reporting (“ICFR”)
Management is responsible for establishing and maintaining adequate ICFR. Management evaluated the effectiveness of the Company's ICFR as of December 31, 2023 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, Management concluded that the Company's ICFR was effective as of December 31, 2023. Management reviewed the results of its evaluation with the Audit Committee of the Board of Directors.
The effectiveness of the Company’s ICFR as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s 2023 Annual Financial Statements.
Limitation on Scope
Management excluded from its assessment the internal controls policies and procedures of Yamana, which the Company acquired on March 31, 2023. Yamana’s total assets, net assets, total revenues and net loss on a combined basis constitute approximately 53%, 54%, 40% and (6)%, respectively, of the Consolidated Annual Financial Statement amounts as of for the year ended December 31, 2023. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.
Other than the Yamana Acquisition, there have been no significant changes in our internal controls during the three months and twelve month period ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

For more detailed information regarding Pan American’s material mineral properties prior to the completion of the Yamana Acquisition, please refer to Pan American’s most recently filed Annual Information Form, filed at www.sedarplus.ca, or Pan American's most recent Form 40-F filed with the SEC. For additional information regarding the Acquired Mines, please refer to Yamana’s Annual Information Form dated March 29, 2023, filed at www.sedarplus.ca, or Yamana’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	59

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

MINERAL RESERVES AND MINERAL RESOURCES

Pan American Silver Corporation Mineral Reserves as of June 30, 2023(1)(2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Proven	6.0	174	33.4			0.62	1.53	3.06
		Probable	3.3	166	17.5			0.45	1.74	3.11
La Colorada	Mexico	Proven	5.0	296	47.2	0.21	33.8		1.25	2.15
		Probable	4.2	292	39.1	0.19	25.3		1.26	2.22
San Vicente (95%)(3)	Bolivia	Proven	0.7	341	8.2			0.34	0.35	3.67
		Probable	0.7	278	6.4			0.27	0.21	3.30
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2		1.02	1.75
		Probable	22.1	316	225.0	0.34	243.8		0.77	1.25
Cerro Moro	Argentina	Proven	0.5	330	5.7	6.33	109.7
		Probable	0.7	237	5.6	8.18	192.2
Total Silver Segment(4)			45.8	291	427.6	0.57	639.1	0.52	1.04	1.92
La Arena	Peru	Proven	15.1			0.38	183.4
		Probable	17.5			0.28	159.7
Dolores	Mexico	Proven	6.3	17	3.4	0.53	108.6
		Probable	1.3	24	1.0	0.53	22.1
Shahuindo	Peru	Proven	58.8	8	15.1	0.51	967.8
		Probable	33.6	6	6.8	0.40	436.8
Timmins	Canada	Proven	5.0			2.93	473.5
		Probable	4.7			2.80	419.4
Jacobina	Brazil	Proven	27.0			2.00	1,737.8
		Probable	21.3			2.06	1,404.8
El Peñon	Chile	Proven	0.9	213	6.2	5.35	155.6
		Probable	5.2	148	24.6	4.21	699.5
Minera Florida	Chile	Proven	0.9	26	0.7	3.25	89.6			1.15
		Probable	2.0	20	1.3	3.28	210.6			0.93
Total Gold Segment(4)			199.5	17	59.1	1.1	7,069.3			0.99
Total Gold and Silver Segments(4)		Proven + Probable	245.2	98	486.8	1.02	7,708.4	0.52	1.04	1.87
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2023”.
(2)Tables have been updated to reflect the sales of MARA (completed on Sept. 20, 2023), Morococha (completed on Sept. 22, 2023), and Jeronimo (completed on Nov. 6, 2023).
(3)This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.

PAN AMERICAN SILVER CORP.	60

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Pan American Silver Corporation Measured and Indicated Mineral Resources as of June 30, 2023(1)(2)(3)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Measured	1.4	180	8.2			0.30	1.95	3.15
		Indicated	1.8	173	10.2			0.30	1.86	3.06
La Colorada	Peru	Measured	0.7	153	3.6	0.13	3.0		0.64	1.18
		Indicated	2.5	182	14.6	0.19	15.0		0.87	1.41
La Colorada Skarn(4)	Mexico	Indicated	173.6	33	183.2				1.32	2.79
Manantial Espejo	Argentina	Measured	0.3	164	1.7	2.40	24.7
		Indicated	1.0	149	4.9	2.79	91.5
Joaquin	Argentina	Measured	0.1	360	1.5	0.28	1.2
		Indicated	0.4	351	4.2	0.28	3.4
San Vicente (95%)(5)	Bolivia	Measured	0.8	200	5.1			0.19	0.23	2.57
		Indicated	0.3	213	1.9			0.20	0.24	2.78
Navidad	Argentina	Measured	15.4	137	67.8			0.10	1.44
		Indicated	139.8	126	564.5			0.04	0.79
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7		0.31	0.59
		Indicated	14.2	201	91.6	0.20	93.0		0.38	0.66
Cerro Moro	Argentina	Measured	0.1	287	1.1	7.09	26.5
		Indicated	0.6	349	7.1	4.57	93.0
Total Silver Segment(6)			355.4	87	989.7	0.51	368.0	0.05	1.07	2.59
Dolores	Mexico	Measured	5.5	23	4.0	0.33	57.7
		Indicated	0.7	70	1.5	1.35	28.7
La Bolsa	Mexico	Measured	10.8	10	3.5	0.7	242.8
		Indicated	10.6	8	2.7	0.54	184.3
Pico Machay	Peru	Measured	4.7			0.91	137.5
		Indicated	5.9			0.67	127.1
La Arena	Peru	Measured	1.2			0.25	9.5
		Indicated	2.1			0.16	11.1
Shahuindo	Peru	Measured	5.4	6	1.1	0.31	53.6
		Indicated	7.1	5	1.2	0.33	75.8
Timmins	Canada	Measured	2.6			2.77	233
		Indicated	2.3			2.48	185.4
Jacobina	Brazil	Measured	49.1			1.61	2541.3
		Indicated	45.3			1.48	2162.4
El Peñon	Chile	Measured	1.1	146	5.2	4.1	145.2
		Indicated	6.7	99	21.3	3.04	650.2
Minera Florida	Chile	Measured	1.7	18	1.0	3.21	172.6			1.23
		Indicated	4.5	18	2.6	3.32	481.3			1.03
La Arena II	Peru	Measured	154.1			0.25	1,255.4	0.38
		Indicated	554.6			0.23	4,044.9	0.37
La Pepa (80%)	Chile	Measured	47.1			0.61	922.8
		Indicated	52.3			0.49	824.3
Lavra Velha	Brazil	Indicated	4.5			1.96	282.1
Whitney(82.8%)	Canada	Measured	0.8			7.02	180.7
		Indicated	1.9			6.77	406.3
Gold River	Canada	Indicated	0.7			5.29	117.4
Marlhill	Canada	Indicated	0.4			4.52	57.4
Vogel	Canada	Indicated	2.2			1.75	125
Total Gold Segment(6)			985.8	25	44.1	0.50	15,715.6	0.37		1.09
Total Gold and Silver Segments(6)		Measured + Indicated	1,341.2	79	1,033.8	0.50	16,083.6	0.31	1.07	2.55
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2023”.

PAN AMERICAN SILVER CORP.	61

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
(2)Mineral resources are reported exclusive of mineral reserves.
(3)Tables have been updated to reflect the sales of MARA (completed on Sept. 20, 2023), Morococha (completed on Sept. 22, 2023), and Jeronimo (completed on Nov. 6, 2023).
(4)Mineral resource estimate for the La Colorada Skarn as at December 18, 2023.
(5)This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(6)Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.

Pan American Silver Corporation Inferred Mineral Resources as of June 30, 2023(1)(2)(3)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Inferred	5.9	164	31.2			0.35	1.76	2.87
La Colorada	Mexico	Inferred	14.7	174	82.2	0.20	93.0		0.94	1.67
La Colorada Skarn(4)	Mexico	Inferred	103.6	35	116.2				1.03	2.47
Manantial Espejo	Argentina	Inferred	0.5	106	1.8	1.49	25.2
San Vicente (95%)(5)	Bolivia	Inferred	1.5	188	9.2			0.22	0.27	2.63
Cerro Moro	Argentina	Inferred	0.7	220	4.9	8.66	191.6
Navidad	Argentina	Inferred	45.9	81	119.4			0.02	0.57
Joaquin	Argentina	Inferred	0.2	280	1.4	0.25	1.2
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7		0.22	0.42
Total Silver Segment(6)			174.9	67	377.0	0.63	364.8	0.06	0.91	2.37
Gold Segment
Dolores	Mexico	Inferred	1.3	40	1.7	1.18	50.3
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Pico Machay	Peru	Inferred	23.9			0.58	445.7
La Arena	Peru	Inferred	5.8			0.23	43.4
Shahuindo	Peru	Inferred	10.1	8	2.4	0.38	124.4
Timmins	Canada	Inferred	3.8			3.11	383.5
Jacobina	Brazil	Inferred	40.1			1.56	2,014.7
El Peñon	Chile	Inferred	18.5	51	30.0	1.36	804.5
Minera Florida	Chile	Inferred	4.9	15	2.4	2.93	461.1			0.83
La Arena II	Peru	Inferred	68.2			0.21	454.6	0.24
Whitney (82.8%)	Canada	Inferred	0.8			5.34	141.4
Arco Sul	Brazil	Inferred	6.2			3.08	614.2
La Pepa (80%)	Chile	Inferred	20.0			0.46	296.1
Lavra Velha	Brasil	Inferred	4.7			1.56	238.0
Gold River	Canada	Inferred	5.3			6.06	1,027.4
Vogel	Canada	Inferred	1.5			3.60	168.8
Total Gold Segment(6)			228.9	26	39.9	1.02	7,492.7	0.24		0.83
Total Gold and Silver Segments(6)		Inferred	403.8	58	416.9	0.99	7,857.5	0.16	0.91	2.31
(1)See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2023”.
(2)Mineral resources are reported exclusive of mineral reserves.
(3)Tables have been updated to reflect the sales of MARA (completed on Sept. 20, 2023), Morococha (completed on Sept. 22, 2023), and Jeronimo (completed on Nov. 6, 2023).
(4)Mineral resource estimate for the La Colorada Skarn as at December 18, 2023.
(5)This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(6)Totals may not add up due to rounding. Total average grades of each metal are with respect to those mines that produce the metal.

PAN AMERICAN SILVER CORP.	62

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Metal Price Assumptions Used to Estimate Mineral Reserves and Mineral Resources as of June 30, 2023
Property	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada Skarn	Resource	22.00			2,200	2,800
Dolores	Reserves	19.00	1,600
	Resources	22.00	1,700
La Bolsa	All categories	14.00	825
Manantial Espejo	Resources	22.00	1,700
San Vicente	All categories	19.00	1,300	7000	2000	2600
Navidad	All categories	12.52			1100
Pico Machay	All categories		700
Joaquin	Resources	22.00	1,700
Escobal	All categories	20.00	1,300		2204	2424
Shahuindo	Reserves	19.00	1,500
	Resources	22.00	1,700
La Arena	Reserves		1,500
	Resources		1,700
La Arena II	All categories		1,500	8816
Bell Creek	All categories	19.00	1,500
Timmins	All categories	19.00	1,500
Whitney	Resources		1,200
Gold River	Resources		1,200
Marlhill	Resources		1,125
Vogel	Inside pit		1,150
	Below pit		1,150
Jacobina	Reserves		1,500
	Resources		1,700
Cerro Moro	Reserves	19.00	1,600
	Resources	22.00	1,700
El Peñon	Reserves	18.00	1,250
	Resources	18.00	1,250
Minera Florida	Reserves	19.00	1,500			2600
	Resources	22.00	1,700			2,800
Arco Sul	Resources		1,250
La Pepa	Resources		1,650
Lavra Velha	Resources		1,650
General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated February 22, 2023, available at www.sedarplus.ca for further information on the Company's material mineral properties prior to the completion of the Yamana Acquisition, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources. See Yamana’s Annual Information Form dated March 29, 2023, available at www.sedarplus.ca for further information on the material mineral properties acquired pursuant to the Yamana Acquisition. For a complete list of current technical reports for the Company’s material properties, see the Company’s filings on its profile at www.sedarplus.ca.

PAN AMERICAN SILVER CORP.	63

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Quantities of contained metal are shown before metallurgical recoveries.
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2024, including our estimated production of silver, gold and other metals forecasted, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the payment of any future dividends; the sale of Pan American’s non-core assets resulting in an optimized portfolio which allows Pan American to reduce its annual project capital, reclamation, care and maintenance costs; the impacts of inflation on Pan American and its operations; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing for completion of the La Colorada ventilation infrastructure; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the La Colorada Skarn Project; anticipated mineral reserves and mineral resources; the costs associated with the Company's decommissioning obligations; the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the SL-Credit Facility or otherwise, to sustain our business and operations; prices for energy inputs, labour, materials, supplies and services (including transportation); positive credit ratings; no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); fluctuations in market interest rates; risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks related to climate change; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial and geopolitical conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United

PAN AMERICAN SILVER CORP.	64

Management Discussion and Analysis
For the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana Gold's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.
Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.
Pursuant to the U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	65